05010361

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jupiter Telecommunications Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34800 FISCAL YEAR 12-31-04

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OICF/BY: dlw

DAT : 8/10/05

Volume plus Value

Our Two-Front Strategy for Growth

Annual Report 2004

For the year ended December 31, 2004

J:COM

Jupiter Telecommunications Co.,Ltd.

CONTENTS





CONTENTS

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements regarding the intent, belief or current expectations of our management with respect to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that these expectations will prove to be correct, and cannot guarantee our future results, levels of activity, performance or achievements. We disclaim any obligation to update, or to announce publicly any revision to, any of the forward-looking statements contained in this report, whether as a result of new information, future events or otherwise.



PROFILE

PROFILE

Jupiter Telecommunications Co., Ltd. (J:COM) is a leading provider of bundled entertainment, data and communications services in Japan. We provide our customers a triple-play of services, including cable television, high-speed Internet access and telephony services through our high-speed high-capacity cable network.

We serve approximately 1.9 million customers, and the company holds 30% of the multi-channel cable television market in Japan.* As Japan's largest multiple system operator (MSO), J:COM provides services through a total of 19 managed franchises in the Kanto, Kansai and Kyushu regions, and the Sapporo area, under the unified company brand.

A core element of J:COM's business foundation is the close relationships, built from trust, with our customers and the local communities in which we service. It is our mission to provide rich entertainment and information experiences for our customers by supplying state-of-the-art digital services and high-quality products tailored to meet our customers' needs.

* As of the end of December 2004.



FINANCIAL HIGHLIGHTS (U.S. GAAP)

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

	Millions of Yen		
	2002	2003	**2004**
Operating Results			
Total revenue	¥116,631	¥143,159	**¥161,346**
Subscription fees	97,144	123,215	**140,826**
Cable-television	59,037	70,165	**75,866**
High-speed Internet	26,854	34,820	**40,123**
Telephony	11,253	18,230	**24,837**
Total operating costs and expenses	120,314	129,957	**138,754**
Operating income (loss)	(3,683)	13,202	**22,592**
Net income (loss)	(7,543)	5,351	**10,821**
EBITDA[*1]	26,459	49,733	**63,249**
Financial Position			
Total assets	¥414,761	¥421,877	**¥439,291**
Total shareholders' equity	59,734	96,769	**138,370**
Interest-bearing debt (Gross)	290,676	255,401	**231,529**
Interest-bearing debt (Net)	283,129	245,842	**221,109**


Total Revenue and ARPU per Household
(Billions of yen)
(Yen)
200
150
100
50
0
8,000
6,000
4,000
2,000
0
35.8
4,988
76.6
5,829
116.6
6,183
143.2
6,779
161.3
7,090
FY00
FY01
FY02
FY03
FY04

☐ Total Revenue
☐ ARPU per household (RHS)


EBITDA and EBITDA Margin
(Billions of yen)
(%)
75
50
25
0
-25
45
30
15
0
-15
-4.2
-11.7
7.3
9.1
26.5
22.7
49.7
34.7
63.2
39.2
FY00
FY01
FY02
FY03
FY04

☐ EBITDA
— EBITDA margin (RHS)

	Millions of Yen (Unless otherwise specified)		
	2002	2003	**2004**
Cash Flows			
Cash flow from operating activities	¥ 22,682	¥ 46,965	**¥ 52,512**
Cash flow from investing activities	(47,733)	(34,526)	**(39,882)**
Cash flow from financing activities	27,490	(12,199)	**(9,996)**
Free cash flow[*2]	(36,417)	8,430	**8,158**
Per Share Data			
Net income (loss) - basic (yen)	¥ (1,917)	¥ 1,214	**¥ 2,221**
Shareholders' equity (yen)	15,183	21,958	**28,406**
Ratios			
EBITDA margin (%)	22.7	34.7	**39.2**
Return on equity (%)	(12.6)	5.5	**7.8**
Debt to EBITDA (times)[*3]	11.0	5.1	**3.7**
Debt to equity (times)[*3]	4.9	2.6	**1.7**

Notes: 1. Adjusted EBITDA represents operating income (loss) before depreciation, amortization and stock-based compensation charges.
2. Free cash flow is calculated by cash flow provided by operating activities less capital leases and other capital expenditures.
3. Debt to EBITDA and debt to equity ratios are calculated based on gross interest-bearing debt.



Net Income (Loss)
(Billions of yen)
20
0
-20
-40
-23.5
-27.0
-7.5
5.4
10.8
FY00
FY01
FY02
FY03
FY04



Free Cash Flow
(Billions of yen)
20
0
-20
-40
-60
-39.5
-59.3
-36.4
8.4
8.2
FY00
FY01
FY02
FY03
FY04

J:COM SNAPSHOT

J:COM'S BUSINESS, CHARACTERISTICS AND STRENGTHS

A One-stop Shop for Broadcast and Telecommunications Media — Meeting Our Customers' Needs through a Single Cable

In addition to our core cable television service, J:COM utilizes its infrastructure and networks to provide high-speed Internet connections and telephone services to our customers. We are dedicated to delivering high-quality services using the latest technology at competitive prices.

While cable television accounts for the lion's share of our usage fees and subscribers, there has been a significant rise in Internet and telephone subscriptions in recent years.



Number of Subscribing Households
(Thousands)
2,000
1,500
1,000
500
0
01/12
02/12
03/12
04/12
CATV
High-speed Internet
Telephony



Subscription Fee Breakdown
(Billions of yen)
150
100
50
0
23%
10%
67%
28%
18%
54%
FY01
FY02
FY03
FY04
CATV
High-speed Internet
Telephony

Japan's Largest Cable Television Multi-system Operator (MSO) — Efficiency Gained from Merits of Scale



MSO's Roles and Functions
Programming Companies
Purchase
Equipment Vendors
Purchase
Governmental Organizations
Negotiation
MSO (J:COM)
Management
Management Fee
Managed Franchises
Cable TV
High-speed Internet
Telephony
Subscription Fees
Customers
Use of One Brand
J:COM

J:COM provides broadband services through 19 managed franchises nationwide as an MSO and boasts a large customer base. This gives J:COM an edge in bulk purchases of programs and equipment and in external negotiations, as well as allowing us to minimize duplication of services or functions between stations. These merits of scale are passed on to our customers through reasonable pricing and expanded services.

Leading the Industry with a "Triple-play" Strategy — Contribution to Decreased Churn Rate and Increased ARPU

J:COM is ahead of other carriers in simultaneously providing three high-quality services. In a highly competitive environment, this "triple-play" strategy contributes to steadily increasing our subscribers, reducing disconnects, and raising Average Revenue per Unit (ARPU). We will continue to actively promote this strategy in the future.



Steady Increase of Bundling Ratio
(As of Dec. 31, 2001)
(As of Dec. 31, 2004)
4.3%
14.6%
1.0%
4.9%
2.3%
4.9%
68.0%
5.7%
11.8%
3.5%
19.1%
5.7%
41.3%
12.9%
CATV
High-speed Internet
Telephony

J:COM'S BUSINESS ENVIRONMENT AND POSITION

Cable Television

The domestic penetration rate of multi-channel pay-TV remains low, but it is expected to grow in the long term. J:COM boasts the top share, approximately 30%, among households subscribing to multi-channel cable television.

High-speed Internet

The broadband market is continuing to expand. Cable Internet subscriptions account for approximately 16% of the total number of DSL, FTTH and cable Internet subscriptions, and J:COM Net's share of these is approximately one-fourth (as of the end of August 2004).

Telephony

With the spread of mobile phones and IP phones, the overall fixed line phone market is gradually shrinking. The number of households that subscribe to the high-quality, relatively low-cost J:COM Phone, however, continues to grow rapidly.

Multi-Channel Pay-TV Service Penetration Rate



(%)
100
80
60
40
20
0
17%
50%
91%
Japan
U.K.
U.S.

Note:
Japan: Data as of Sept. 2004. Multi-channel pay-TV market defined as sum of number of cable TV home terminals and Sky Perfect TV individual subscribers.
U.S.: Data as of Nov. 2004.
U.K.: Data as of June2004.

Source:
Hoso Journal, SkyPerfect website, National Cable & Telecommunications Association, Office of Communications

Broadband Internet Subscribers



(Millions)
18
12
6
0
2.8
7.8
13.6
16.9
01/12
02/12
03/12
04/8

Note:
Broadband Internet subscribers defined as sum of DSL, cable Internet and FTTH subscribers.

Source:
Ministry of Internal Affairs and Communications, J:COM

Fixed Line Telephony Market



(Thousands)
(Millions)
750
600
450
300
150
0
50
40
30
20
10
0
19
88
201
396
610
00/3
01/3
02/3
03/3
04/3

☐ Number of J:COM Phone subscribers
— Number of NTT East and West subscribers (RHS)

Note:
NTT East and West subscribers defined as number of lines excluding office use.

Source:
NTT, J:COM

Market Share in Multi-Channel Cable TV Market* (as of Sept. 2004)



J:COM
30%

Note:
Multi-channel cable TV market defined as total number of households with home terminals

Source:
Hoso Journal, J:COM

TRENDS IN J:COM'S FINANCIAL RESULTS

J:COM's revenue increased with the expansion of its networks, and with large-scale investments in infrastructure substantially complete, J:COM turned to profitability and a positive cash flow in 2003. In the future, J:COM aims for further growth with a focus on expanded and upgraded services.

Net Income (Loss)



(Billions of yen)
20
0
-20
-40
-23.5
-27.0
-7.5
5.4
10.8
FY00
FY01
FY02
FY03
FY04

Free Cash Flow and Capital Expenditures



(Billions of yen)
80
40
0
-40
-80
43.9
62.6
59.1
38.5
44.4
-39.5
-59.3
-36.4
8.4
8.2
FY00
FY01
FY02
FY03
FY04

☐ Capital expenditures
☐ Free cash flow

MESSAGE FROM THE CEO

Since our founding in 1995, we have consistently strived to maximize the potential of cable media based on the slogan "From Cable to Super Media," all the while maintaining a focus on sustainable growth.

Our total number of subscribers currently exceeds 1.9 million households, or one in every four households in our service areas. 2005, the tenth year since our founding, also marks our long-awaited public listing on the Jasdaq Securities Exchange. As we move forward, we will try to further diversify our service offerings, improve product quality and solidify our clients' trust. At the same time, we will put every possible effort into management in order to strengthen our financial foundation and meet shareholders' expectations for growth, profitability, and stability.

FY2004 (January - December 2004): A Look Back

External operating environment

Japan's economy showed signs of a strong recovery in FY2003, but slowed again in FY2004, particularly in the latter half when nominal GDP growth once again turned negative. However, although personal consumption was lackluster, the share of spending on information communications continued to rise due to the rapid diversification of consumer lifestyles. In FY2004, worker household spending remained at a year-on-year increase of 1.5% but spending on telecommunications and broadcasting services surged by a robust 5.3%. We believe that demand was fueled by the December 2003 launch of terrestrial digital broadcasting in addition to service and content rollouts by telecommunications carriers. Increased digitalization coupled with advances in home networking should serve as an enormous spur for even further market growth in the future.

With that said, competition is also intensifying. The large telecommunications carriers and electric utility companies are entering the broadcasting industry one after another, competing in all three of our business areas—television, high-speed Internet access and telephony services.

Solid move to the black coupled with a large profit increase

Though the operating environment provided both advantages and difficulties, after turning to the black in the previous fiscal year our net income for FY2004 doubled to ¥10.8 billion (US GAAP basis). While subscription fees increased as a result of a steady growth in subscribers and a rise in average revenue per unit (ARPU) on the back of growth in high-value added services, we curbed the increase in fixed costs such as selling, general and administrative expenses. These led to a higher profit margin, contributing to the sharp rise in net income.

Our total number of subscribers climbed 7% year-on-year while ARPU rose 5%. The jump in the number of telephony service subscribers was particularly high, at 39%. These results reflect a steady increase in user acceptance of the quality of our cable, telephony, and Internet services as well as the convenience of our bundled services. Additionally, ARPU was boosted in the cable television and Internet areas by new subscribers using our higher monthly fee, value-added "J:COM TV Digital" and "J:COM NET Premium" services.

We are also making solid progress in strengthening our balance sheet. We were able to pay off a portion of our debt using the proceeds of our August 2003 third party new share allocation, which amounted to ¥30 billion. The result: interest-bearing debt dropped ¥23.9 billion year-on-year to ¥231.5 billion at the end of FY2004, while our debt to equity ratio improved to 1.7 times from 2.6 times as of the end of the previous fiscal year.

Outlook for FY2005 and Beyond

Turning competition to our advantage

Growth in our industry is fueled by diversification of lifestyles and a perpetual quest for convenience. Market entry by other cable television operators can be beneficial in that it stimulates consumers' desires. Of course, we do not simply wish for broad-based growth in the overall market. Our aim and firm belief is that we will come out on top of our competition and be the largest beneficiary of the market growth.

Improved value leading to rising volume—A virtuous cycle

It is no exaggeration to say the key differentiating factors in this industry are 'merits of scale' and 'appealing service improvements.' Since our founding, we have pursued these two goals relentlessly.

Having become Japan's largest Multiple System Operator (MSO) and nearly completed investment in digitization ahead of others, we will continue to proactively promote our strategy for quantitative expansion while at the same time improve quality and value. Diversifying and enhancing the quality of our contents and services is one extremely effective way to further highlight the expansive scale of the infrastructure we have built over the past ten years.

First, in cable television, we will bolster our content and promote our digital service more widely. On the content front we enjoy two distinct advantages: 1) we have many human resources with a wealth of experience in the broadcasting and telecommunication industries, and 2) we maintain close relationships with content providers. Taking



Tomoyuki Moriizumi
President and CEO


New Services Will Enhance J:COM's Growth and Differentiation
High-speed Internet
Cable TV
Telephony
Other New Services
Marketing Research
100Mbps Internet (MoCA)
DVR
Primary IP Phone
FTTH to MDUs*
VOD
Sub-to-Sub Call (Fixed Rate)
Home Security
Wireless LAN Built-in Modem
CSHD
Digital TV/ Primary IP Phones to other cable TV operators
PPV
*MDUs: Multi-dwelling units

advantage of these two major strengths of J:COM, we will step up our efforts to create and procure quality programming. Additionally, we will further strengthen our digital-related services by continuing the nationwide build-up of our video-on-demand (VOD) service and introduction of a digital set top box (STB) with a built-in hard disk drive. On the Internet front, we will work to realize speeds of over 100Mbps. And in telephony, we will focus on our primary IP phone service which also enables emergency calls. In addition to these areas, we are exploring the introduction of new services that take advantage of digitalization and interactivity, such as home security services.

It goes without saying that these value improvements are beneficial in terms of not only enhancing the satisfaction of existing customers and thus controlling churn, but also in gaining new customers. "Value" leads to "Volume" in this virtuous cycle, a model for growth. (Please see Special Feature and Review of Operations for details of the strategies.)


Akemi Ishii
Treasury Dept.

Yasunori Kakemizu
Assistant Manager
Business Development Dept.

Steady profit growth and strengthening of our financial foundation

We believe that with this dual strategy of Volume plus Value, the potential for top-line growth remains as large as ever. In addition to approximately 1.6 million households that are currently cable television subscribers, we believe we can shift approximately 3.1 million more households to pay-TV services at low cost. We are also strengthening our marketing activities aimed at new houses being developed within J:COM service areas. Focusing on cultivating these promising potential customer bases will allow us to expand our number of subscribers. At the same time, value improvements should lead to increased Revenue Generating Units (RGUs) per subscribing household* and ARPU, while at the same time reducing our churn rate.

On the expense side, having curbed the increase in selling, general and administrative expenses and other fixed costs, EBITDA reached the black in FY2001 and topped approximately ¥63.2 billion (EBITDA margin of 39%) in FY 2004. Our aim from here on out is to continue our top-line growth while at the same time maintaining consistent increases in EBITDA.

Strengthening our financial structure is vital to ensuring that we win over the competition. To this end, our public listing is extremely significant. With the funds raised through the public listing and our free cash flow, we will reduce our interest bearing debt including the ¥50 billion subordinated loans, as well as invest for future growth strategies.

* RGUs per household: average number of services per subscribing household



Kumiko Oyama
Marketing Dept.
Promotion Group

Efforts toward Corporate Governance

J:COM recognizes that bolstering our corporate governance structure is crucial if we are to maximize corporate value over the long term. This will be done by reinforcing the separation between management execution and monitoring carried out by our Board of Directors and Board of Corporate Auditors, respectively. At the same time, we want to utilize investor relations activities as a tool to provide management opinions from the capital markets rather than simply a source of information. Also, in accordance with our belief that "trust is the most powerful weapon," we will strengthen compliance with all laws and regulations and promote the creation of a fully secure system for information security and risk management within the group as whole.

Message to Stakeholders

To our shareholders and investors:

For the time being we plan to use free cash flow to strengthen our financial foundation and reinvest in the business for future growth. We will do our utmost to further improve business performance and to return to you the fruits of our success in the future.

To our customers:

To help our customers realize pleasant and affluent lifestyles, we will continue to make the maximum use of our leading-edge technology network to offer a variety of services that fuse imaging, audio, and communication at optimal prices.

To our employees:

Whether or not we satisfy our shareholders and customers is dependent on your efforts. We will build a system that justly evaluates the results of those efforts.

The broadcasting and telecommunications industry is marked by rapid changes in the legal system and competitive environment. We will continue our innovation with a speed that is faster than environmental changes and work to establish J:COM's position as a leader of the broadcasting and telecommunication industries.

March 2005



President & CEO
Tomoyuki Moriizumi


SPECIAL FEATURE

SPECIAL FEATURE

Volume plus Value: Our Two-Front Strategy for Growth

SPECIAL FEATURE:
VOLUME PLUS VALUE – OUR TWO-FRONT STRATEGY FOR GROWTH

Growth: From Stage 1 to Stage 2

Growth to date
—Ten years making cable television history
J:COM was established in 1995 with a mission to expand the potential of cable television as an interactive medium. We maximized the use of broadband cable lines, starting from cable television services to which we added telephone services in 1997 and Internet services in 1999. We are truly leading the way in the integration of broadcasting and telecommunications.

In 2005, the number of homes passed by our network reached 6.86 million households (1.9 million of which are subscribers) and we completed the upgrade of our backbone network to meet the demands of the digital age. Now that both our profits and cash flow are in positive territory, J:COM is advancing from "Stage 1 toward growth," in which we focused on the development of our infrastructure and service foundations, to "Stage 2."

Beating out the competition in Stage 2 of growth
—The Volume plus Value strategy
In the current business environment, various players from broadcasting, telecommunications and other business sectors have entered the market and are engaged in fierce competition in terms of service diversity and pricing. While market vitalization and demand stimulation are serving to spur growth, our overall competitiveness is being put to the test in terms of how to get customers to choose J:COM from among numerous other choices.

For Stage 2, J:COM will aim for further growth with a two-front strategy by continuing to pursue merits of scale while also putting further efforts into increasing the attractiveness of our services (enhancing quality). Hence, our drive towards "Volume plus Value."



Number of Total Households Connected
(Thousands)
2,000
1,500
1,000
500
0
866
1,291
1,591
1,755
1,873
00/12 01/12 02/12 03/12 04/12

Value Strategy: Distinguishing Ourselves through Expansion of Value-added Services to Meet Diverse Needs

Value strategy leads to higher levels of satisfaction among existing customers, increased revenue generating units (RGUs) and average revenue per unit (ARPU), and finally a lower churn rate. It is also the most effective marketing tool for developing a promising customer base within our service areas, in other words, for promoting the switch of retransmission households* into pay-TV subscribers, thereby leading to increased volume.

* Retransmission households: Households connected to the J:COM network, to which we provide retransmission of terrestrial broadcast signals.

Cable television broadcasting
—Upgrading both enjoyment and content
Television operations are the core of the J:COM brand. We aim to provide diverse services with high entertainment value that distinguish us from other operators, underpinned by enhancement of digital services and content.

• *Strengthening digital services*
Through the J:COM broadband network, we will provide services maximally utilizing digital merits such as high image quality, high sound quality, and interactivity.



Masahiro Kuroki
Business Development Dept.
Manager



Yoko Asakawa
Business Development Dept.

Staking our claim to be the industry-leader for digital services, from December 2003, we launched retransmission of terrestrial digital broadcasts, upgrading quality and expanding quantity along with BS (broadcast satellite) and CS (communications satellite) digital broadcasts. We also started pay-per-view (PPV) in April 2004, and in January 2005 became the first cable television operator to begin video-on-demand services. As a result, our number of digital service subscribers has reached 250,000 households as of December 2004, marking an average monthly growth of 20% since the service was launched.



Digital CATV Subscribers and Penetration (Monthly data)
(Thousands)
(%)
300
250
200
150
100
50
0
18
15
12
9
6
3
0
Official Digital Launch
04/1
12

☐ Customers subscribing to digital TV
— Percentage of total cable TV customers (RHS)

Going forward, we will enhance our interactive features and accelerate the roll-out of new services such as set-top boxes with built-in hard disk drives. Our aim is to attract new customers as well as to encourage existing customers to shift from analog to digital services, mindful of our phasing out of CS multi-channel analog services by 2008.

• *Further enhancement of content*

The digital age has given rise to tremendous leaps forward in television-viewing enjoyment, due to multi-channel service and improved image and sound quality. Content has therefore become the key factor to win customer support. J:COM will enhance the content we provide in terms of both quality and quantity, by maximizing our advantages in understanding of content and entertainment, coupled with our ability to gather and analyze data that we possess as a broadcasting company, including TV rating surveys and audience research.

At present we boast a portfolio of over 100 channels providing a full range of coverage from global to local and from entertainment to documentaries, and will continue to make efforts to discover and provide new and exciting content. At the same time, we will focus on improving the quality of existing programs. J:COM will make the most of our excellent relationship with Jupiter Programming and the rest of our content providers and work with them to increase the attractiveness of our content.



Toru Kato
Director
SVP, Business Development Dept.
Kunimasa Takahashi
Business Development Dept.
Assistant Vice President
Toshiyuki Takekura
Business Development Dept.
Manager

Telephony

—Primary phones robust, IP phone area expansion ahead

Securing "lifeline" telephone services inhibits churn rate and is also important in expanding and promoting other services such as television and Internet. At J:COM, we offer a primary phone service that features high quality; reasonable price setting, including flat-rate calling plans among subscribers; and no necessity to change phone numbers.

Looking ahead, primary IP telephony that enables emergency calls and use of NTT phone numbers just like our existing primary phone service, will be a strategic product. Introduction of VoIP technology will make service area expansion, maintenance, and provision to other cable television operators easier. We plan to initiate this commercially in Sapporo from spring 2005, and within the same fiscal year, we aim to expand service to areas where J:COM does not yet provide phone services.

Internet

—Toward a more convenient communication environment

"High speed," "stability," and "security" are the key features of our Internet business. J:COM provides such high-quality Internet connection environment using an HFC* infrastructure.

The high-speed Internet connection market continues to expand, and J:COM is working to further increase our communication speed from the current 30Mbps to 100Mbps and beyond. By introducing Entropic Communications' *c.Link*, an in-house coaxial cable high-speed communication technology, we intend to offer high-speed communication services of 100Mbps and higher to existing multi-dwelling units (MDUs). We aim to commercialize these services in the second half of 2005. We also plan to introduce FTTH (Fiber to the Home) targeting newly built MDUs, to meet the strong demand for optical lines.

*HFC (Hybrid Fiber Coax): A network system which uses optical fiber for main lines from our facilities to user homes, and coaxial cable from user homes to the inside of the home.

"Triple play" bundling services

—Contributing to a reduced churn rate

J:COM's greatest advantage is our "triple play" bundling of television, phone and Internet—our three high quality services, all of which are competitive in their own right—and offering them as a one-stop service, at reasonable prices. Bundling also plays an important role in reducing churn rate. We will continue to upgrade our advantage with "triple play" services that outstrip our competitors in both quality and cost performance.



Hiroshi Kobayakawa
Marketing Dept.
Promotion Group
Manager

Hiroyuki Nakatani
SVP, Marketing, Sales,
Customer Operation

Services that make the most of strong local presence

Cable television's greatest feature and advantage is its nature as a medium with strong local presence. A "consultative sales" approach—meeting customers face-to-face and listening to their needs—is one way that we will be able to provide services that accurately fulfill customer needs that are increasingly becoming complex. Moreover, in addition to producing community channels specializing in information provision for daily life in localities, we will advance the development of home security services and administrative, educational, welfare and medical related services, by utilizing digital interactivity and our close relationship with the local community.

Average Monthly Churn Rate Comparison (for 2004)



(%)
1.5
1.0
0.5
0
1.4%
0.8%
Cable TV subscribers
All 3 services subscribers

Volume Strategy: Continuing Quantitative Expansion Including Strategic Alliances with Other Cable Television Operators

Improving industry presence and growth through strategic alliances with other operators

Meanwhile, we will continue to promote a quantitative expansion strategy. As facility amortization periods grow shorter and investments of several hundreds of million yen become necessary in short cycles, the importance of volume strategy is growing further.

Expanding scale means broadening the range of services and increasing responsiveness to technologies that are growing in complexity. Moreover, as we face off against our future competitors, especially telecommunications business operators that have nationwide networks, visibility and great capital strength, the cable television industry as a whole will need to pursue merits of scale.

In addition to accelerating network expansion, acquiring geographically proximate franchises and promoting the shift of 3.1million retransmission households (as of the end of December 2004) into pay-TV subscribers, we will also be advancing with the formation of strategic partnerships with other cable television operators.



Mitsuyo Mizohata
Marketing Dept.
Kansai Region Manager

Michael G. Losier
Director
SVP, Marketing & Sales

Specifically, we will actively implement provision of cable television digital distribution services and primary IP phone services. Regarding digital transmission services, we have reached a basic agreement to provide digital broadcasts, as well as PPV and other services to two operators affiliated with Mediatti Communications. We also plan to build a nationwide cable television network that links service areas ranging from Hokkaido to Kyushu via optical fibers and provide a content distribution network unique to the cable industry. Regarding primary IP phone services, we are now considering a wide-area coalition with leading operators from around Japan.

These alliances expand services and reduce additional investment loads of our partners while providing J:COM with increased revenue and improved capacity utilization rates. Through such win-win relationships, we aim to target further income expansion.

While the cable television industry is a major media player that boasts about 16.5 million subscribing households,* it does have the weakness of low visibility because it is segmented. J:COM is contributing to improving the overall presence of the cable industry by building a national network.

*The number of cable television (licensed facilities conducting independent broadcasts) subscribers as of the end of 2003.

Sustaining Growth and Improving Corporate Value Through the Two-front Strategy of Volume plus Value

Through this kind of Volume plus Value strategy, J:COM will continue to sustain top-line growth.

As a triple player combining world-class performance, operations, and a robust financial profile, we will continue to realize powerful operating revenue from increases in the number of households connected, RGUs, and ARPU. One franchise (J:COM Higashi-Kanto) has already exceeded an ARPU of ¥8,000 and reached 1.99 RGUs. One of our objectives is to have the entire group reach similar levels. We will also aim for improvement in financial indicators such as EBITDA and EBITDA margin, as well as net income and free cash flow, which moved into the black from FY2003.

In order to forge ahead with our growth strategy, we will also work to strengthen our financial foundation. We will repay our liabilities for up-front investment while effectively utilizing the funds procured from going public, work to optimize our capital to debt ratio, and aim to improve our financial flexibility.

In this way, we will improve our business structure in terms of both profitability and soundness, and pursue the continual increase of our corporate value while cementing our position as a broadcasting and telecommunications leader.


ARPU and RGU per Household
(Yen)
(%)
10,000
8,000
6,000
4,000
2,000
0
2.0
1.6
1.2
0.8
0.4
0.0
1.30
1.43
1.55
1.66
1.99
5,829
6,183
6,779
7,090
8,273
FY01
FY02
FY03
FY04
J:COM Higashi-Kanto FY04
ARPU per household
RGU per household (RHS)

REVIEW OF OPERATIONS





CABLE TELEVISION

Business Features and Advantages

Cable television is J:COM's core business. All of the group's 19 managed franchises provide these services and we boast an overwhelming 30% share of households viewing multi-channel cable television.

• *Providing a rich array of quality content at low prices*

J:COM's key advantage is our rich array of quality content which we provide utilizing our close relationships with Jupiter Programming (JPC) and other content providers. J:COM TV provides about 50 analog broadcast channels, while J:COM TV Digital offers a total of over 100 terrestrial, broadcast satellite (BS) and communications satellite (CS) digital broadcast channels. The basic monthly charge is sufficient to view the majority of the programs, and thus we offer a cheaper service than our competitors. We are also highly rated for the convenience we provide by making all types of broadcasts viewable from a single terminal.

• *Leading the cable television industry with digital services*

Through such accomplishments as initiating terrestrial digital broadcast retransmission services along with the start of broadcasting in December 2003, and offering all broadcasts in high definition, J:COM has taken the lead in the digital broadcasting industry.

In April 2004, we officially launched our digital services, including pay-per-view (PPV). In May 2004, we teamed up with JPC, Sumitomo Corporation and Liberty Media International to form Jupiter VOD, a content provision company oriented toward video-on-demand (VOD), and began providing the first-ever VOD services by a cable television company in January 2005 in Tokyo. The number of digital service subscribers had reached about 250,000 households, or 15% of total cable television subscribers at the end of 2004.

Business Environment and Strategy

Although J:COM boasts top ranking in the cable television industry, it is competing with CS broadcasts and BS broadcasts in the area of multi-channel broadcasting. Moreover, competition is growing more intense. Due to deregulation, telecommunications businesses are now able to enter the broadcasting business, and are starting to distribute images using broadband lines.

At the same time, lifestyle diversification and digitalization are producing fresh opportunities. Moreover, Japan's multi-channel pay-TV penetration rate is less than 20%, and penetration of J:COM's service against the number of serviceable households ("homes passed") remains at only 23%.* Therefore, it can be said that there is still considerable room for business expansion.

In such an environment, we will look to expand profits by enhancing quality of services and collaborating with other cable television operators.

*As of the end of December 2004. The penetration rate reflects the increase in the number of homes passed resulting from the introduction of a new mapping system and database update.



Yohei Myogan
Customer Operations Dept.
Kanto Customer Center
Service & Billing Group
CSR Team Leader

Yoshiko Kubo
Customer Operations Dept.
Kanto Customer Center
Service & Billing Group
Team Leader

• Enhancing quality of services

Content is the cornerstone of competitiveness. J:COM will work alongside content providers to improve quality, and will continue to promote the acquisition of leading programs.

We are also strengthening our digital services. We plan to start providing VOD service nationwide by mid-2005, and are considering a flat-rate service schedule for monthly fees. We are also preparing for commercialization of a digital set-top box (STB) that enables use of VOD and high-quality digital recording for the second half of 2005. In addition, we will accelerate the development of new services with the aim of more effectively utilizing the bandwidth that will become available when we discontinue our CS multi-channel analog services in 2008.



Shunichi Sakurai
Media Saitama Co., Ltd.
Sales Dept.
Manager

• Providing services to other cable television operators

By providing digital services and content to other cable television operators, we are diversifying our income sources and contributing to the promotion of digitalization of the industry as a whole. Starting in April 2005, we plan to provide digital transmission services including digital broadcasts and PPV to two operators affiliated with Mediatti Communications. We are also leading a plan to build a nationwide cable television network that links service areas ranging from Hokkaido to Kyushu via optical fibers, by which we plan to provide digital services to our business partners.


Subscription Fee
(Billions of yen)
80
60
40
20
0
20.8
39.3
59.0
70.2
75.9
FY00 FY01 FY02 FY03 FY04

Business Results in FY2004 and Future Outlook

Against the backdrop of increases in number of subscribers and ARPU following the start of digital services, the number of subscribing households grew 4% year-on-year to 1,593,000 at the end of FY2004, while subscription fees also increased 8% to ¥75.9 billion.

The penetration rate at the end of FY2004 was 23%, but some franchises (namely, J:COM Kanto and Higashi-Kanto) have produced results exceeding 28%. We see digital services as an engine for growth going forward, and look to continue to increase our overall penetration rate.


Number of Subscribers and Penetration Rate
(Thousands)
(%)
1,800
1,500
1,200
900
600
300
0
30
25
20
15
10
5
0
817
1,192
1,423
1,527
1,593
17.2
21.3
24.5
25.6
26.5
23.2% (*1)
00/12 01/12 02/12 03/12 04/12
Subscribers
Penetration rate (RHS)

Note:
Penetration rate of 23.2% reflects the increase in the number of homes passed resulting from the introduction of a new mapping system and database update.

HIGH-SPEED INTERNET

Business Features and Advantages

We provide high-speed Internet services under the J:COM NET brand name. @NetHome Co., Ltd., a 100% subsidiary of J:COM, is the operator of our Internet connection business in the Kanto, Kyushu and Sapporo areas. In the Kansai area, we are working in partnership with our equity method affiliate, Kansai Multimedia Service Co., Ltd.

• *Providing a high-speed, stable, "always-on" connection at a reasonable price*

Through employment of a hybrid fiber coax (HFC) network, we are realizing highly stable, high-speed, high-quality constant connection services at competitive prices. In addition to J:COM NET's best-effort downstream connectivity speed of 8Mbps for our price-conscious customers, in September 2003, we introduced J:COM NET Premiere, which targets our users who value communication speed and offers a best-effort downstream connectivity of 30Mbps.

• *Full subscriber services*

By including a maximum of five e-mail accounts at no additional charge, complete security services that include virus scan and parental control, and family-friendly product design in our basic package, we are distinguishing ourselves from our competitors. We provide exclusively to our customers over 17 channels and 100 titles of attractive broadband contents in numerous areas of interest. J:COM NET Premiere is also introducing as an optional service a wireless LAN integrated modem that supports home networking.

Business Environment and Strategy

While the high-speed Internet connection market continues to expand, a price war between operators is ongoing as Asymmetrical Digital Subscriber Lines (ADSL) and Fiber to the Home (FTTH) users rapidly increase. In particular, demand for FTTH is expanding against a backdrop of usage charge decreases. Although FTTH subscribers account for only about 10% of cable, ADSL and FTTH users combined, their numbers are growing considerably.

Although the competitive environment is severe, J:COM plans to distinguish itself from the price cutters. We aim to continue steadily increasing subscribers and curtailing disconnects through maintenance and improvement of quality services that achieve customer satisfaction.

• *Faster communication speeds*

We aim to further increase Internet access speed as part of our service upgrading measures. We will employ *c.Link*, the high-speed in-house coaxial cable communication technology developed by Entropic Communications. Since it will utilize existing networks, there will be no need for large-scale additional investment. We implemented trial service aimed at realizing downstream Internet access speeds of 100Mbps or faster in multi-dwelling units (MDUs) from October to November 2004. After examining speed and stability, we aim to put it into practical use in the second half of FY2005.



Masaichi Sato
@NetHome Co., Ltd.
Access Operations Network Engineering Manager

• Implementing FTTH

We are also promoting FTTH. In particular, we plan to introduce FTTH services targeting newly built MDUs, an area where demand is high from a marketing standpoint.

Business Results in FY2004 and Future Outlook

The number of subscribers as of the end of December 2004 was 752,000, a 19% year-on-year increase. Thanks to an increase in subscribers to J:COM NET Premiere, which has higher monthly fees, subscription fees also increased to ¥40.1 billion, a 15% year-on-year increase.

Going forward, we aim to increase subscribers through continued efforts to improve customer satisfaction by enhancing basic services, focusing on contents and security services, and increasing connection speed.



Subscription Fee
(Billions of yen)
50
40
30
20
10
0
3.4
13.7
26.9
34.8
40.1
FY00 FY01 FY02 FY03 FY04



Number of Subscribers and Penetration Rate
(Thousands)
(%)
800
600
400
200
0
16
12
8
4
0
141
321
505
633
752
3.5
6.0
8.8
10.6
12.5
11.0% (*1)
00/12 01/12 02/12 03/12 04/12

□ Subscribers
— Penetration rate (RHS)

Note:
Penetration rate of 11.0% reflects the increase in the number of homes passed resulting from the introduction of a new mapping system and database update.



Songae Che
@NetHome Co., Ltd.
Sales & Marketing
Sales



Hiroyuki Shoji
Business Development Dept.
Manager

TELEPHONY

Business Features and Advantages

J:COM provides primary fixed-line telephony services on a par with the NTT group and other telecommunications carriers, through 16 of its managed franchises.

• *Providing high-quality services at discount prices*

J:COM PHONE offers a "primary" fixed-line telephony service that provides local number portability (which allows users to continue using NTT telephone numbers) and enables emergency calls to police and fire departments. We require no line rights fee, and our monthly fee, calling fees and option menus are set at lower prices than other large telecommunications carriers across the board.

Business Environment and Strategy

As a result of the proliferation of mobile telephones and IP phones, and the entry of new businesses into the fixed-line telephony business through the utilization of dry copper, the number of fixed-line telephone subscribers to NTT is gradually decreasing. Competition is also intensifying, with all carriers lowering call charges and NTT phasing-out its subscriber rights system in addition to lowering its charges.

J:COM sees this market vitalization as a boost to its activities. By securing contracts for a "lifeline" telephone service, there is subsequently a probability of subscription to other services, as well as an inhibiting effect on termination of subscription. Accordingly, we will work to expand our telephone service provision area and encourage subscription.



Subscription Fee
(Billions of yen)
30
20
10
0
2.1
5.7
11.3
18.2
24.8
FY00 FY01 FY02 FY03 FY04

• *Startup of primary IP phone services*

Primary IP phone services that utilize VoIP technology are a strategic product for the future. We will startup this service in Sapporo from spring 2005, and will expand it to areas not yet serviced by J:COM PHONE. We also plan to promote provision to other cable television companies, and are now considering a wide-area coalition centering on dominant cable stations in major regions.

Business Results in FY2004 and Future Outlook

Our telephone services continued to record high growth in FY2004. The year-end number of subscribing households was 773,000, a 40% year-on-year increase, while subscription fees also increased to ¥24.8 billion, up 36%.

We will aim to increase the number of subscribing households and penetration rate by continuing to aggressively promote marketing centered on bundled services and expanding our service area, focusing on primary IP telephony.



Number of Subscribers and Penetration Rate
(Thousands)
(%)
800
600
400
200
0
16
12
8
4
0
73
166
350
554
773
5.4
9.3
12.1
13.2
15.7
12.1%
(*1)
00/12 01/12 02/12 03/12 04/12
Subscribers
Penetration rate (RHS)

Note:
Penetration rate of 12.1% reflects the increase in the number of homes passed resulting from the introduction of a new mapping system and database update.



Takeshi Abe
J:COM Kanto Co., Ltd.
Tokyo Technical Center
Engineering Service Group, HE Team

COMMUNICATING WITH PEOPLE AND SOCIETY

J:COM never forgets that business development and societal development go hand in hand. We are therefore active in contributing to local communities, which form the backbone of our business. We also understand that our employees are part of these communities and make every effort to ensure that they are treated properly.

Communicating with Local Communities: Community-based Social Contribution

The greatest characteristic and strength of a cable television company is its closeness to the community. Through face-to-face sales activities, we have the advantage of being able to respond directly to our customers' needs and provide services that are useful in their daily lives. Our community channels not only provide local news, weather, traffic, real estate and shopping information, but also broadcast live local events, which helps to revitalize local communities. Looking toward greater interactivity brought about by digitalization advances, we are working hard to develop new services, including home security and services designed for the elderly.

We are also involved in community crime prevention, with our sales staff working in close cooperation with local police forces on anti-crime patrols.

J:COM actively recruits sales staff from local communities and provides training, thus contributing to the local economy and local employment. We are also strengthening our consultative sales through employment of human resources with detailed knowledge of local areas.

Our ultimate aim is for these activities to help improve the daily lives of local residents. In so doing, we will move forward together as trusting partners, working for our mutual development.

Communicating with Employees

We believe that it is our responsibility as a company to provide a healthy working environment and ensure that each and every J:COM employee, who is part of the team supporting our business, has the opportunity to demonstrate his or her full potential.

To enhance employees' work-related skills and boost professional motivation, we are improving our training system. We provide general and specialized training under an "open class" system whereby employees, regardless of job description can receive training in a job-related area, or a particular area of interest.

We also place great importance on our employees' "spiritual wellbeing." We have launched a mental health care program for all employees, which provides counseling services by phone, Internet or interview. We are also working to raise awareness about mental health in the workplace through effective training, as well as pamphlets and e-mail magazines.



Noriko Choraku
Marketing Dept.
Promotion Group

Hiroyuki Kokuho
Human Resources Dept.

CORPORATE GOVERNANCE

Effective corporate governance requires efficient management and innovative corporate development. It is imperative that the company and its stakeholders share the bonds of trust, embracing shareholders and investors, without forgetting about our wider community responsibility. J:COM's mission is to maintain momentum towards the construction of an optimal and effective system of corporate governance. Our efforts in building an effective system of corporate governance include many activities, spanning corporate ethics to establishing effective internal control systems, as well as enhancing compliance programs and the constant management of business risks.

Corporate Governance Structure

J:COM currently utilizes a corporate governance structure designed to ensure efficiency and transparency in the execution of management duties centered around the Board of Directors and Corporate Auditors.

The Board of Directors at J:COM are responsible for the formulation of management policies and business plans, the acquisition or liquidation of important assets and decision-making with regard to important structural or personnel matters. They oversee everyday business decisions at the company and its subsidiaries. The Board of Directors is comprised of 13 members, including six external directors, who meet for a regular Board Meeting, in principle, once every three months. Extraordinary Board Meetings are also held as required. A total of 15 Board Meetings were held in FY2004.

The Board of Corporate Auditors is comprised of four members, including two external auditors. The auditors' role is to oversee business operations as a whole and see that they are executed in line with the audit plan formulated by the Board of Corporate Auditors. This plan covers all aspects of business, including company policy, planning, procedural validity, business effectiveness, legal matters, and status of compliance. The Board also receives reports from its financial auditors concerning the method and results of financial audit, and reports from the Internal Auditing Department concerning in-house audits. These reports form the basis of regular presentations on auditing reports made by the Board of Corporate Auditors to the President and CEO and the Board of Directors.

In addition to the meetings of the Board of Directors and Board of Corporate Auditors, a Management Steering Committee comprising a number of directors and Senior Vice Presidents meet, in principle, once a month. The Management Steering Committee reviews important matters related to the management, including matters relating to the J:COM group's business results, provides recommendations for extraordinary board meetings and offers advice for appropriate execution of senior management duties.

J:COM works hard to enhance and expand the various functions detailed above. Efforts include considering how the opinions of shareholders can be reflected in management operations. With these considerations in mind, we organize the General Shareholders' Meeting on a date and at a venue that can accommodate the largest number possible of our shareholders. We also distribute understandable documentation, with the ultimate goal of achieving an "open General Meeting" during which we can hear the opinions of our shareholders.



Yukihiro Yoshida
Executive Vice President and CAO

Strengthening and Ensuring Compliance

The compliance responsibility of all J:COM employees who support our company is the basis from which we create social trust. J:COM management distributes a "Compliance Manual" that contains and documents specific J:COM guidelines to all managers and employees, thus effectively raising awareness on a company-wide level. The "Compliance Committee" that is under the leadership of an Executive Vice President, is working to further expand such areas as issue prevention and employee education and training.

Should a compliance-related issue arise, it is reported and handled through a chain of command starting with the head of the division in question, who reports to the J:COM Planning & Administration Division.

Strengthening Information Management

J:COM regularly holds meetings with its Information Security Committee, with the constant goal of enhancing information security. One example of such efforts is the project to acquire the privacy mark certification for all J:COM companies (20 in total), in accordance with the Personal Information Protection Act that will come into place in April 2005. All J:COM companies have completed the submission of their applications by the end of March and following on-site checks implemented by the Japan Information Processing Development Corporation (JIPDEC), we expect to receive certification. We are also taking measures to deal with any security holes in our systems, including user ID management, access log management, employee entrance/exit management , and measures against information leaks such as encryption.

Risk Management

Anticipating various contingencies, in particular natural disasters, J:COM is creating a structure that ensures stable provision of its broadcast and telecommunications services. The system management centers (SMC) located in the Kanto, Kansai and Kyushu regions monitor the networks on a 24-hour basis, and in case of system anomalies or damage, the SMC provide prompt directions to technicians who will repair the system.

In addition, J:COM also utilizes an uninterruptible power supply system and generators, along with double safety back-up measures for broadcast and telecommunications facilities. In these ways J:COM is making every effort to ensure the establishment of a robust and responsive system.



Akiko Naganuma
Marketing Dept.
Planning & Research Group
Supervisor

Gregory B. Armstrong
Executive Vice President and COO

CORPORATE OFFICERS

President and CEO
Tomoyuki Moriizumi

Executive Vice President and COO
Gregory B. Armstrong

Executive Vice President and CAO
Yukihiro Yoshida

Managing Director and CFO
Akihiko Haruyama

Director
Michael G. Losier

Director
Shunzo Yamaguchi

Director
Toru Kato

Director
Shingo Yoshii

Director
Shigeru Ohashi

Director
Seiichi Morimoto

Director
Miranda T.C. Curtis

Director
Graham E. Hollis

Director
Yasushige Nishimura

Statutory Auditor
Tsuguhito Aoki

Statutory Auditor
Masatoshi Hayashi

Statutory Auditor
John Sandoval

Statutory Auditor
Hitoshi Yoshimura

[As of March 31, 2005]


FINANCIAL SECTION

FINANCIAL SECTION

FIVE-YEAR SUMMARY (U.S. GAAP)

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

					Millions of Yen
	2000	2001	2002	2003	**2004**
Operating Results					
Revenue					
Subscription fees					
Cable-television	¥ 20,811	¥ 39,314	¥ 59,037	¥ 70,165	**¥ 75,866**
High-speed Internet	3,388	13,686	26,854	34,820	**40,123**
Telephony	2,130	5,747	11,253	18,230	**24,837**
Subscription fees total	26,329	58,747	97,144	123,215	**140,826**
Other	9,489	17,814	19,487	19,944	**20,520**
Total revenue	35,818	76,561	116,631	143,159	**161,346**
Operating costs and expenses	55,504	100,309	120,314	129,957	**138,754**
Operating income (loss)	(19,686)	(23,748)	(3,683)	13,202	**22,592**
Net income (loss)	(23,498)	(26,964)	(7,543)	5,351	**10,821**
EBITDA (*1)	(4,199)	6,954	26,459	49,733	**63,249**
Capital expenditures	43,935	62,596	59,099	38,535	**44,354**
Purchased capital expenditures	35,398	48,386	48,108	32,478	**31,793**
Capital leases	8,537	14,210	10,991	6,057	**12,561**
Financial Position					
Total assets	¥277,549	¥369,923	¥414,761	¥421,877	**¥439,291**
Total shareholders' equity	94,075	67,213	59,734	96,769	**138,370**
Interest-bearing debt (Gross)	141,377	244,518	290,676	255,401	**231,529**
Capital lease obligations	19,576	30,447	35,353	31,131	**31,805**
Interest-bearing debt (Net)	138,368	239,410	283,129	245,842	**221,109**

Notes: 1. Adjusted EBITDA represents operating income (loss) before depreciation, amortization and stock-based compensation charges.
2. Free cash flow is calculated by cash flow provided by operating activities less capital leases and other capital expenditures.
3. Debt to EBITDA and debt to equity ratios are calculated based on gross interest-bearing debt.
4. Operational data does not include figures for J:COM Chofu Co., Ltd. which became a consolidated managed franchise on February 25, 2005.
5. The number of homes passed for 2004 reflects the increase resulting from the introduction of a new mapping system and database update.

				Millions of Yen (Unless otherwise specified)	
	2000	2001	2002	2003	**2004**
Cash Flows					
Cash flow from operating activities	¥ 4,410	¥ 3,318	¥ 22,682	¥ 46,965	**¥ 52,512**
Cash flow from investing activities	(36,263)	(70,862)	(47,733)	(34,526)	**(39,882)**
Cash flow from financing activities	33,345	69,642	27,490	(12,199)	**(9,996)**
Free cash flows (*2)	(39,525)	(59,278)	(36,417)	8,430	**8,158**
Per Share Data					
Net income (loss) - basic (yen)	¥ (7,699)	¥ (6,854)	¥ (1,917)	¥ 1,214	**¥ 2,221**
Shareholders' equity (yen)	30,821	17,084	15,183	21,958	**28,406**
Ratios					
EBITDA margin (%)	(11.7)	9.1	22.7	34.7	**39.2**
Return on equity (%)	(25.0)	(40.1)	(12.6)	5.5	**7.8**
Debt to EBITDA (times) (*3)	(33.7)	35.2	11.0	5.1	**3.7**
Debt to equity (times) (*3)	1.5	3.6	4.9	2.6	**1.7**
Operational Data (*4)					
Homes passed (thousands) (*5)					
Cable-television	4,755	5,607	5,810	5,959	**6,862**
High-speed Internet	4,064	5,354	5,750	5,947	**6,850**
Telephony	1,364	1,788	2,883	4,216	**6,370**
Subscribers (thousands)					
Cable-television	817	1,192	1,423	1,527	**1,593**
High-speed Internet	141	321	504	633	**752**
Telephony	73	166	350	554	**773**
Total households connected	866	1,291	1,591	1,755	**1,873**
ARPU per household (yen)	4,988	5,829	6,183	6,779	**7,090**
RGU per household	1.19	1.30	1.43	1.55	**1.66**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

I. Overview

We are currently the largest centrally managed MSO of cable television, high-speed Internet and telephony services in Japan as measured by total customers, with approximately 1.9 million customers as of December 31, 2004. We offer our services through 19 managed local cable companies, which we refer to as our managed franchises, in 16 of which we own a controlling equity investment and which are consolidated for financial reporting purposes. In addition to our managed franchises, we hold non-controlling equity investments of between 5.5% to 20.4% in three cable franchises and an MSO that we do not manage. We refer to these cable companies as our non-managed investments. We also wholly own @NetHome Co., Ltd., a provider of Internet access and rich broadband content delivered over @NetHome's private network, which was added to our consolidated group in March 2002. We also wholly own Cable Systems Engineering Corporation, a provider of installation services for cable television franchises which we acquired in July 2004. We also own 50.0% of Jupiter VOD Co., Ltd., a video-on-demand content provider in which we made our initial investment in May 2004.

The cable television industry in Japan historically has been characterized by a large number of small operators, many of which began as joint ventures between multiple parties such as local companies, local governments, major trading companies and media companies. A major part of our business strategy has been to acquire interests in complementary franchises so that we can enjoy the economies of scale of a large MSO.

Our results of operations historically have been significantly affected by:

- rapid expansion of our customer base through both the acquisition of additional franchises and increasing penetration rates in our service areas;
- high levels of capital expenditures made to integrate acquired franchises and to upgrade our entire network to a standard architecture of fiber optic and coaxial cable with spectrum capacity of 750 Mhz/770 Mhz; and
- the increased availability of our high-speed Internet and telephony services across our service areas, and the increase in the average number of our services to which our customers subscribe.

Over the past few years, the pace of our new franchise acquisitions has decreased, and we have focused on the addition of previously unconsolidated franchises to our consolidated group to realize increased operating efficiencies and scaled cost savings. Although we recorded net losses through the year ended December 31, 2002, these losses had been decreasing annually with the growth of our customer base. For the year ended December 31, 2003, we had net income of ¥5,351 million and for the year ended December 31, 2004, we had net income of ¥10,821 million.

Profit Structure

Revenue

Subscription Fees. Our subscription fees consist of subscription fees from our cable television, high-speed Internet and telephony services.

We focus on increasing the number of our total customers and the number of service offerings to which each of our customers subscribe. Our subscription fees are influenced principally by the pace of our customer growth, which reflects the addition of new customers offset by the number of customers that disconnect one or more of our services. We refer to the pace of customer disconnects as "churn."

For customers who subscribe to more than one of our network services, we charge a bundled service rate which is less than the aggregate price for individual network services.

Other Revenue. Our other revenue is comprised primarily of installation charges for new customers, commissions and fees received from content providers, sales of construction and installation related materials and programming, principally to our unconsolidated managed franchises and advertising revenue that we receive in connection with our cable television and high-speed Internet services. Our other revenue is influenced primarily by the pace of customer growth. In addition, because other revenue includes management fees and other charges to our unconsolidated managed franchises, it is also impacted by the aggregate number of customers in our unconsolidated managed franchises and the addition of previously unconsolidated managed franchises to our consolidated group.

Costs and Expenses

Operating and Programming Costs. Operating and programming costs include costs related to the operation, maintenance and technical support of our network, and the costs to acquire programs and other content that we provide to customers and that we sell to our unconsolidated managed franchises. These are impacted primarily by the pace of subscriber growth in each of our service offerings, and additionally by the volume of usage by our telephony service subscribers.

Selling, General and Administrative. Our selling, general and administrative expenses consist primarily of wages, salaries and benefits paid to our in-house and contract employees, including staffing and other costs associated with our customer call support centers and our sales and marketing personnel. Selling, general and administrative expenses also include promotion and commission expenses incurred in connection with the acquisition of new customers as well as our general operating overhead costs and expenses. Over the past several periods, our selling, general and administrative expenses have decreased as a percentage of revenue as a result of our increased revenue, our management's focus on creating efficiencies in scaled operations across our franchises and the relative decrease in our customer acquisition costs and other relatively constant or fixed overhead expenses over an increasing customer base.

Depreciation and Amortization. Our depreciation and amortization expense is principally comprised of depreciation of our investment in our network. We expect our depreciation and amortization expense to increase in future periods in connection with incremental capital expenditures related to further upgrades of our network, including capital expenditures related to our conversion from analog to digital. We also expect our depreciation expense to increase in future periods as a result of network assets to be acquired through potential acquisitions of additional franchises, and capital investment for the integration, upgrade and expansion of the network of franchises that we may acquire.

Income Taxes. Each of the companies within our consolidated group is individually subject to Japanese national corporate tax, an inhabitant tax and a deductible enterprise tax on income, which in aggregate currently result in a maximum statutory income tax rate of approximately 42% for each company. Since 1995, many of the companies within our consolidated group have incurred operating losses for Japanese income tax purposes. We do not currently qualify for filing a consolidated tax return. As a result, certain portions of our consolidated group's net operating loss carryforwards may not be realizable as such loss carryforwards can only be used to offset taxable income in future periods of those members of our consolidated group that generated the net operating loss. The maximum period for net operating loss carryforwards for Japanese corporations was extended from five to seven years for tax losses incurred in fiscal years starting on or after April 1, 2001. Because the companies that generated these net operating loss carryforwards are more likely than not to continue generating net operating losses, we have established valuation allowances against deferred tax assets, including net operating loss carryforwards. As our franchises become profitable and start reporting taxable income, we will re-evaluate the need for such valuation allowances. Generally, the reduction of valuation allowance results in a deferred tax benefit in the year recognized. However, certain of our deferred tax assets were acquired in connection with past business combinations, and when we recognize these deferred tax assets through reductions to our valuation allowances or when we realize them through the application of net operating loss carryforwards as a reduction of current tax expense, we will first be required to reduce goodwill and other intangibles, with any remaining amount reflected as a deferred tax benefit. As a result of not having consolidated group tax returns, our consolidated effective tax rate will vary from period to period based upon the amount of taxable income generated by the individual members of our consolidated group and changes in the individual members' deferred taxes, including their available net operating loss carryforwards.

Other Operating Data

Franchise Revenue Per Customer. Franchise revenue per customer is determined for any period as total revenue of our managed franchises, excluding revenue attributable to installation charges for new customers and fees paid to us by building owners related to terrestrial blockage, divided by the weighted-average number of connected customers during the period.

Churn Rate. With respect to any service, we calculate the average monthly churn rate by dividing the number of disconnects from the service during a period by the monthly weighted-average number of subscribers during the same period, and then dividing by the number of months in that period. The churn rate for each service can be influenced by many factors. For example, the churn rate we experience from subscribers in rental MDUs is typically higher than that of subscribers in condominiums or single-dwelling units. Also, we typically experience seasonally high churn in the early part of the year as a result of the high number of Japanese company personnel relocations, which usually take place during March each year. In addition, the churn rate experienced for each service is typically lower in homes subscribing to more than one service as a result of the bundled price offered for multiple service subscriptions and the increased loyalty of those customers.

II. Results of Operations for the Year Ended December 31, 2004

Revenue

Total revenue increased by ¥18,187 million, or 13%, from ¥143,159 million for the year ended December 31, 2003 to ¥161,346 million for the year ended December 31, 2004.

Subscription fees increased 14% year-on-year to ¥140,826 million for the year ended December 31, 2004. Cable television subscription fees increased by 8% to ¥75,866 million, high-speed Internet subscription fees increased by 15% to ¥40,123 million, and telephony subscription fees increased by 36% to ¥24,837 million. These increases were primarily the result of cable television, high-speed Internet and telephony subscriber growth in our consolidated franchises. The increase in cable television subscription revenue was due in part to the increasing proportion of cable television subscribers who subscribe to our digital service, for which we charge a higher fee compared to the analog service. The increase in high-speed Internet subscription fees was attributable in part to increasing penetration of our premium 30Mbps high-speed Internet service, which was introduced in the fourth quarter of 2003 and for which we charge our subscribers fees higher than those for our 8Mbps basic high-speed Internet service subscription service. However, this increase was partly offset by a price decrease made to our 8Mbps high-speed Internet service subscribers concurrently with the introduction of our 30Mbps product. The increase in high-speed Internet service subscription fees was also attributable in part to an increase in sales of high-speed Internet access services by @NetHome to customers of our unconsolidated managed franchises and to third parties. The increase in telephony subscription fees attributable to subscriber growth was partly offset by a decrease in the average monthly telephone call revenue per subscriber resulting from a decrease in the average call volume of our telephony subscribers.

Other revenue increased 3% year-on-year to ¥20,520 million for the year ended December 31, 2004. The increase was primarily attributable to fees charged by our new subsidiary Cable Systems Engineering Corporation for installation services provided to our affiliates and third parties, and a 5% increase in revenue from third parties in connection with the extension of our network to homes obstructed from terrestrial broadcast signals. These increases were partly offset by a 18% decrease in installation charges due to a decrease in the number of new installations and to a decrease in the average amount we charged for installation of our services as a result of marketing campaigns during the period. All other revenues, including advertising, program production, commission and fees, and charges and sales made to our unconsolidated managed franchises for management, programming, construction materials and labor and other services were substantially unchanged at ¥11,316 million for the year ended December 31, 2004.



Breakdown of Total Revenue
(Billions of yen)
200
150
100
50
0
117
19
97
143
20
123
161
21
141
FY02 FY03 FY04
Subsription fees
Other revenue

Operating Costs and Expenses

Operating and programming costs increased 8% year-on-year to ¥53,870 million for the year ended December 31, 2004. This increase was primarily the result of increased programming costs associated with the increase in the number of cable television subscribers of our managed franchises and with improvements we have made to the channel line-up we provide to our subscribers. This increase was also the result of increases in network operating expenses, maintenance and technical support expenses associated with the expansion of our network and the increase in the number of subscribing customers during the period. This increase was also the result of direct costs associated with the provision of installation services by Cable Systems Engineering Corporation to our affiliates and third parties.

Selling, general and administrative expenses increased 2% year-on-year to ¥44,311 million for the year ended December 31, 2004. This increase was primarily attributable to an increase in labor costs and other office overhead associated with providing customer service support through our customer call centers due to the increase in the number of subscribing customers in the period. This increase was partly offset by reduced costs for marketing personnel and advertising and promotion expenses.

Depreciation and amortization expenses increased 11% year-on-year to ¥40,573 million for the year ended December 31, 2004. The increase was primarily attributable to additions to the fixed assets related to the installation of services to new customers, and the expansion and upgrade of our network. The increase was also attributable to a 25% increase in retirements and disposals comprised primarily of customer premise equipment to ¥2,559 million for the year ended December 31, 2004.

Interest Expense

Interest expense increased 27% year-on-year to ¥10,101 million for the year ended December 31, 2004. This increase was primarily attributable to the write-off of ¥2,829 million of fees relating to our previous loan facility at the time of refinancing. The total amount of our indebtedness, including capital leases, decreased by ¥23,872 million, from ¥255,401 million as of December 31, 2003 to ¥231,529 million as of December 31, 2004. The majority of this decrease occurred in August 2004 with our repayment of ¥30,000 million of debt owed to our three principal beneficial shareholders from the proceeds of equity contributions. In addition, during 2004, the interest rate on our previous loan facility was reduced in line with the terms of the loan facility agreement as a result of our improved operating performance.

Other Income (Expense), Net

Other income, net, decreased 88% year-on-year to ¥37 million for the year ended December 31, 2004.

Equity in Earnings of Affiliates

Equity in earnings of affiliates increased 47% year-on-year to ¥610 million for the year ended December 31, 2004. The increase was primarily attributable to financial improvement in the performance of our managed franchises accounted for under the equity method, which was due primarily to increases in both the number of their customers and the number of services per customer.



Breakdown of Operating Cost and Expenses
(Billions of yen)
200
150
100
50
0
120
30
44
46
130
36
44
50
139
41
44
54
FY02 FY03 FY04
Operating and programming costs
Selling, general and administrative expenses
Depreciation and amortization expenses



Interest Expense
(Billions of yen)
0
-5
-10
-15
-4
-8
-10
FY02 FY03 FY04

Minority Interest in Net Income

Minority interest in net income increased 2% year-on-year to ¥458 million for the year ended December 31, 2004 for the reasons set forth above.

Income Taxes

Income tax expense increased by ¥1,649 million, or 785%, to ¥1,859 million for the year ended December 31, 2004. The increase was attributable to the mix of franchises reporting taxable income, net of the utilization of available net operating loss carryforwards and reversal of valuation allowances for those franchises.

Net Income

Net income increased by ¥5,470 million, or 102%, from ¥5,351 million for the year ended December 31, 2003 to ¥10,821 million for the year ended December 31, 2004 for the reasons set forth above.

Other Operating Data

Average Franchise Revenue Per Customer Per Month. Total customers connected increased from 1,754,800 as of December 31, 2003 to 1,873,000 as of December 31, 2004. The average number of services subscribed by each of our connected customers and those of our unconsolidated managed franchises increased by 7%, from 1.55 services at December 31, 2003 to 1.66 services at December 31, 2004. As a result of this and the other factors outlined above, the average monthly franchise revenue per customer per month for us and our unconsolidated managed franchises increased by 5% from ¥6,779 per customer per month for the year ended December 31, 2003 to ¥7,090 per customer per month for the year ended December 31, 2004.

Churn Rate. The average monthly churn rates for our cable television, high-speed Internet and telephony services averaged 1.7%, 1.3% and 0.9%, respectively, for the year ended December 31, 2003 compared to 1.4%, 1.2% and 0.8%, respectively, for the year ended December 31, 2004.



Average Franchise Revenue and RGU Per Customer
(Yen)
(%)
8,000
6,000
4,000
2,000
0
2.00
1.75
1.50
1.25
1.00
6,183
6,779
7,090
1.43
1.55
1.66
FY02 FY03 FY04
Average franchise revenue per customer per month
RGU: Revenue Generating Units (RHS)



Average Monthly Churn Rate
(%)
2.0
1.5
1.0
0.5
0.0
1.7
1.7
1.4
1.3
1.1
1.2
1.1
0.9
0.8
FY02 FY03 FY04
CATV
High-speed Internet
Telephony

III. Factors Influencing Future Results of Operations

General

Our results of operations may be influenced by the following trends and uncertainties impacting the cable television, high-speed Internet and telephony industries:

- further industry consolidation expected to result from the acquisition of cable television providers that are unable to make the capital investment necessary to offer digital services by the government-mandated target of 2011;
- the pace of market acceptance of current and future competing platforms and technology, such as ADSL and FTTH; and
- the impact of price-based competition for video, high-speed Internet access, telephony and other services.

In addition, our future results of operations may be influenced by a number of other factors, some of which are subject to substantial uncertainty.

Revenue

Our future revenue will also be influenced by the following factors:

- our ability to increase the number of our customers generally and our ability to increase the number of services subscribed to by each customer;
- the rates that we charge for our services and the comparative value at which we offer our bundled services to customers compared to alternative service offerings;
- our ability to retain our existing customers and the number of services to which they subscribe;
- the pace at which our subscribers convert from analog to digital television services for which we charge a higher fee;
- the pace at which our customers subscribe for premium digital television service offerings such as pay-per-view and VOD;
- the rate at which we increase investment in unconsolidated managed franchises making them consolidated managed franchises; and
- whether we acquire new franchises and our ability to successfully integrate the acquired franchises into our operating structure.

Costs and Expenses

Our consolidated group's future costs and expenses also will be influenced by the following factors, among other things:

- our ability to manage the level of costs and expenses related to the acquisition of additional customers, and the expansion of service offerings to existing customers, including sales, advertising and other promotional expenses and compensation of our sales force;
- our ability to successfully manage our programming and operating expenses, including the costs for providing the additional content related to our digital television service;
- the ability to manage the level of costs associated with providing customer service to our increasing customer base;
- the estimated fair value of our common stock. We have granted subscription rights to our common shares to certain of our directors, corporate auditors and employees and to the directors, corporate auditors and employees of our unconsolidated managed franchises. Certain of the plans provide that the exercise price shall be adjustable to the lower of ¥92,000 or the initial Japanese public offering price per common share. As a result of this provision, we treat such subscription rights under variable-plan accounting. Accordingly, stock compensation expense (benefit) is recorded for each reporting period for the difference between the exercise price and the estimated fair value of our common stock, until the subscription rights are exercised or expire, or until the estimated fair value of our common shares is less than the exercise price; and
- the impact of Japanese national, regional and municipal income taxes, changes in valuation allowances and the utilization of deferred tax assets, including net operating loss carryforwards. A more detailed discussion of income taxes is included in the notes to our consolidated financial statements.

IV. Liquidity and Capital Resources

Cash Flows

For the year ended December 31, 2004, our cash and cash equivalents increased by ¥2,634 million, from ¥7,786 million to ¥10,420 million, as a result of our increasingly profitable operations from which we were able to fund our operating and investing activities.

Cash Provided by Operating Activities. Net cash provided by operating activities was ¥52,512 million for the year ended December 31, 2004, compared to ¥46,965 million the year ended December 31, 2003, or an increase of ¥5,547 million. The increase was primarily the result of a ¥13,552 million increase in operating income before depreciation and amortization, partly offset by a net decrease in various working capital components, including the payment of previously deferred interest on our subordinated shareholder loans.

Cash Used in Investing Activities. Net cash used in investing activities was ¥39,882 million for the year ended December 31, 2004, compared to ¥34,526 million for the year ended December 31, 2003, or an increase of ¥5,356 million. The increase was primarily attributable to a ¥4,935 million increase in acquisitions of minority interests in consolidated subsidiaries, which primarily related to the purchase by us of the remaining shares in our @NetHome subsidiary and a loan of ¥4,030 million made to J:COM Chofu which we manage, but in which we had no equity investment as of December 31, 2004. This increase was offset by a ¥3,546 million decrease in the change of our restricted cash balance required under the terms of our credit facilities and by a ¥685 million reduction in capital expenditures from ¥32,478 million for the year ended December 31, 2003 to ¥31,793 million for the year ended December 31, 2004.

Cash Used in Financing Activities. Net cash used in financing activities was ¥9,996 million for the year ended December 31, 2004, compared to ¥12,199 million for the year ended December 31, 2003. The net amount in the year ended December 31, 2004 consisted of ¥30,000 million proceeds from issuance of common stock, offset by a ¥24,796 million net reduction of long-term and short-term debt, ¥11,887 million principal payment of capital leases, and ¥3,563 million of other financing activities, primarily relating to fees associated with our new syndicated loan facility.

Liquidity

Our principal sources of liquidity for working capital, capital expenditures and investments in our franchises are cash provided from operations and borrowings available under our loan facilities. In fiscal years prior to the year ended December 31, 2002, cash provided from operations was significantly lower than current levels, and we relied mainly on capital contributions and loans from our principal beneficial shareholders.

In January 2003, we entered into a ¥140,000 million loan agreement with a syndicate of commercial banks consisting of a ¥120,000 million term loan facility and a ¥20,000 million revolving facility. Of the ¥120,000 million term loan facility, ¥32,000 million was in the form of tranche B subordinated loans from our principal beneficial shareholders, Liberty Media International, Sumitomo Corporation and Microsoft Corporation, or their subsidiaries, resulting in ¥88,000 million being available under the term loan facility. The loan facilities were secured by substantially all of our assets. In addition to the loan facilities, we had subordinated term loans from our three principal beneficial shareholders or their affiliates.

In December 2004, we entered into a ¥175,000 million syndicated loan facility, which consists of a ¥130,000 million term loan facility, a ¥20,000 million revolving facility and a ¥25,000 million guarantee facility. At the same time, we entered into a ¥50,000 million subordinated syndicated loan facility. On December 21, 2004, we drew down ¥130,000 million from the term loan facility and ¥50,000 million from the subordinated syndicated loan facility and made a repayment in full of all of our then-outstanding loans from the previous loan facilities and the subordinated term loans from our three principal beneficial shareholders (or their subsidiaries). The new syndicated loan facility is secured by substantially all of our assets, including the shares we own in our franchises and subsidiaries. The interest rates and agent fees to be paid by us in connection with the new syndicated loan facility are lower than those under the previous loan facilities. However, we incurred approximately ¥3,400 million in fees (including the upfront fee under the subordinated syndicated loan facility) and related transaction costs in connection with this refinancing. In addition, in connection with our repayment of the previous loan facilities, we recognized an expense of approximately ¥2,829 million, which represents the remaining unamortized balance of capitalized transaction costs in connection with the previous loan facilities.

The ¥130,000 million term loan facility consists of a five-year ¥90,000 million tranche A term loan facility and a seven-year ¥40,000 million tranche B term loan facility. The ¥25,000 million guarantee facility provides for a seven-year bank guarantee on the amounts borrowed from the Development Bank of Japan by our managed franchises participating in the new syndicated loan facility. The revolving facility, which will be used for future working capital requirements and acquisitions, will be available for drawdown until one month prior to its final maturity of December 31, 2009. A commitment fee of 0.50% is payable against the unused balance for revolving facility during its availability period. The final maturity dates of the tranche A term loan facility and the tranche B term loan facility are December 31, 2009 and December 31, 2011, respectively. Loan repayment of the tranche A term loan commences on September 30, 2005 and repayment of the tranche B term loan commences on March 31, 2009. Additionally, the new syndicated loan facility agreement requires that we make mandatory prepayments under specific circumstances. A more detailed discussion of the mandatory prepayments is included in Note 6 to our consolidated financial statements. The syndicated banks' commitments under the ¥25,000 million guarantee facility are decreased gradually until final maturity on December 31, 2011.

The new syndicated loan facility agreement includes various financial and other customary covenants, including the maintenance of certain operating and financial ratios. These include leverage ratios, minimum interest coverage ratios, minimum debt service coverage ratios, as well as certain limitations on, or prohibitions of, among others, mergers and acquisitions, disposal of assets and the incurrence of additional loans and indebtedness, however these limitations and prohibitions are comparatively less onerous than those under the previous loan facilities agreement. Additionally, the new syndicated loan facility agreement requires us to maintain interest hedging agreements on at least 50% of the outstanding amounts under the tranche A term loan facility.

We have typically financed the purchase of cable television home terminals using capital leases. Historically, we have financed the purchase of high-speed Internet access modems using capital leases. More recently, however, as prices have decreased significantly, we have been purchasing these modems for cash. As of December 31, 2004, the obligations under outstanding capital leases aggregated approximately ¥31,805 million. We also had term loans totaling ¥19,424 million, in principal amount, from the Development Bank of Japan as of December 31, 2004, of which ¥15,810 million are interest-free loans. The term of these loans range from 10 to 15 years.

Our unconsolidated managed franchises currently plan to fund future working capital requirements and finance capital improvements and any necessary network expansion primarily from operating cash flow, debt financing, including loans from us, and if necessary, from capital contributions from their shareholders, including us.

We believe that given our current level of operations, our cash flow and the cash flow of our managed franchises provided from operating activities, together with the availability under our revolving credit facility, capital leases and the net proceeds from the global offering, will be sufficient to enable us to fund operations and budgeted capital expenditures for the foreseeable future. However, if necessary we also may seek liquidity through additional borrowings under short-term and long-term commercial loans, and possibly the issuance of debt securities and shares of common stock, depending upon market conditions and our ability to incur additional indebtedness.

Factors Affecting Future Sources of Liquidity

Our future sources of working capital and liquidity depend upon a number of factors, including the following:

- the amount of cash provided by operating activities, which will primarily be affected by our ability to generate operating income;
- the quality of our credit and our credit ratings, which will impact our borrowing costs and our ability to raise funds;
- the general interest rate environment and our ability to reduce our indebtedness through the application of operating cash flow, thereby increasing future borrowing availability under our syndicated loan facility; and
- future market conditions for the issuance of our debt and equity securities.

We currently have no plans to rely on our principal beneficial shareholders for loans in the future.

Indebtedness. As of December 31, 2004, we had ¥199,724 million of short-term and long-term indebtedness, excluding ¥31,805 million outstanding under capital lease obligations. In aggregate, ¥15,165 million is due by December 31, 2005.

Capital Expenditures and Investments. During the past several years, we have invested a significant amount of capital for the completion of the expansion and upgrade of our network across the franchises that we have acquired. With the expansion and upgrade of our network substantially complete, our annual levels of investment in capital expenditures are not expected to equal the amounts from prior periods. For the period from January 1, 2005 to December 31, 2006, we and our managed franchises currently plan to make capital expenditures of ¥84,755 million excluding assets acquired under finance leases. These currently planned capital expenditures primarily relate to customer installation costs, the costs of converting a portion of our analog cable television customers to digital, costs associated with the expansion of our service offerings and other costs associated with the expansion and upgrade of our network. In addition, for the period from January 1, 2005 to December 31, 2005, we intend to acquire additional shares in certain of our unconsolidated managed franchises to the extent the opportunity arises. We intend to finance any such purchase through cash on hand, additional borrowings under our syndicated loan facility or through additional sales of our equity securities.

Contractual Commitments. Our principal outstanding contractual obligations relate to our long-term debt under our term loans, capital leases, non-cancellable operating leases and certain equipment financing contracts and other purchase obligations. The following table summarizes our contractual cash obligations as of December 31, 2004 for the periods indicated:

							Millions of Yen
Contractual Obligations	Total	2005	2006	2007	2008	2009	Thereafter
Long-term debt	¥199,474	¥ 5,386	¥11,649	¥20,462	¥31,475	¥42,981	¥87,521
Short-term debt	250	250	—	—	—	—	—
Capital leases	31,805	9,529	7,655	5,588	3,863	2,683	2,487
Non-cancellable operating leases	3,764	901	751	626	400	383	703
Other[1]	2,500	2,500	—	—	—	—	—
Total contractual cash obligations	¥237,793	¥18,566	¥20,055	¥26,676	¥35,738	¥46,047	¥90,711

Note: (1) Represents an approximately ¥2.5 billion commitment to acquire all of the shares held by an affiliate of Microsoft Corporation in each of J:COM Chofu, Tu-Ka Cellular Tokyo, Inc. and Tu-Ka Cellular Tokai, Inc. We expect that the interests in Tu-Ka Cellular Tokyo, Inc. and Tu-Ka Cellular Tokai, Inc. will be sold by us to a third party shortly after completion of this offering.

- We acquired those shares from Microsoft Corporation on Feb 25, 2005 and sold Tu-ka Cellular Tokyo, Inc and Tu-ka Cellular Tokai, Inc to KDDI on Feb 28.

Contingent Liabilities and Off-Balance Sheet Transactions. We do not presently have any material contingent liabilities or off-balance sheet transactions.

Interest Rates

Our primary market risk exposure consists of risk related to changes in interest rates. We utilize interest rate swap agreements and interest cap agreements to hedge a portion of this risk. Historically, we have not used derivative financial instruments for speculative or trading purposes.

Interest expense on debt outstanding under our syndicated loan facility is based on variable interest rates and, accordingly, is sensitive to changes in market interest rates. As of December 31, 2004, ¥53,000 million and ¥7,000 million of our total of ¥180,000 million was subject to interest rate swap agreements and interest cap agreements, respectively, which effectively converted such portions of our total debt to fixed-rate debt to limit our exposure to changes in market rates. Taking the interest rate swap and interest cap agreements into account, a 1% increase in the average market rate would result in an increase in our annual interest expense of approximately ¥1,229 million. This amount is determined by considering the impact of the hypothetical interest rates on our borrowing cost, but does not consider the effects of the reduced level of overall economic activity that could exist in such an environment. As a result of the uncertainty of the specific changes and their possible effects, the foregoing sensitivity analysis assumes no changes in our financial structure. As a result of the new syndicated loan facility entered into in December 2004, ¥17,000 million of interest rate swap agreements and ¥7,000 million of interest cap agreements were cancelled in January 2005. Under the new syndicated loan facility, the remaining ¥36,000 million of interest rate swap agreements outstanding at December 31, 2004 will be carried over and another ¥9,000 million of interest rate swap agreements will become effective on March 31, 2005.

V. Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting periods. Certain accounting policies are considered to be critical accounting estimates, as they require us to make assumptions about matters that are uncertain at the time the estimate is made and changes in the accounting estimate are reasonably likely to occur from period to period. We believe the following critical accounting policy reflects our more significant judgments and estimates used in the preparation of the consolidated financial statements. For a summary of all of our significant accounting policies, see Note 1 to consolidated financial statements.

Evaluation for impairment of property and equipment and goodwill

The net carrying value of our property and equipment is significant. We evaluate property and equipment for potential impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. In the event that these periodic assessments reflect that the carrying amount of property and equipment exceeds the sum of the undiscounted cash flows (excluding interest) that are expected to result from the use and eventual disposition of the property and equipment, we would recognize an impairment loss to the extent the carrying amount exceeded the estimated fair value of the property and equipment. The estimate of expected future net cash flows is inherently uncertain and relies on subjective assumptions dependent upon future and current market conditions and events that affect the ultimate value of the property and equipment.

The net carrying value of our goodwill is also significant. We are required on an annual basis to assess unamortized goodwill for impairment in accordance with the provisions of SFAS No. 142, which is a two-step process. The first step requires that we identify our reporting units and then determine the fair value for each individual reporting unit. We then compare the fair value of each reporting unit to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeded its fair value, we perform the next step of the impairment test. The next step requires us to compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets and liabilities, including those assets previously not recognized. If the implied fair value of a reporting unit's goodwill is less than its carrying value, an impairment loss would be recorded. We determine fair market value based on estimated discounted future cash flows, using reasonable and appropriate assumptions that are consistent with our internal forecasts. Our assumptions also include other factors such as penetration rates for our different services (cable television, high-speed Internet and telephony), expected operating margins and capital expenditures. Considerable management judgment is necessary to estimate future cash flows, including those relating to the timing and amount of future cash flows and the discount rate used in the calculation.

We did not record any impairment losses for the years ended December 31, 2001, 2002, 2003, or 2004. As noted above, the valuations involve numerous assumptions. However, our estimate of future cash flows, based on our assumptions, is subject to revision as our assessment of market conditions changes. If we determine it is necessary to recognize a material impairment in future periods, our financial condition and results of operations could be adversely affected.

CONSOLIDATED BALANCE SHEETS

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

	Thousands of Yen	
	2003	**2004**
ASSETS		
Current assets:		
Cash and cash equivalents	¥ 7,785,978	¥ **10,420,109**
Restricted cash	1,773,060	—
Accounts receivable, less allowance for doubtful accounts of ¥229,793 thousand in 2003 and ¥245,504 thousand in 2004	7,907,324	**8,823,311**
Loans to related party (Note 5)	—	**4,030,000**
Prepaid expenses and other current assets (Note 8)	1,596,150	**4,099,032**
Total current assets	19,062,512	**27,372,452**
Investments:		
Investments in affiliates (Notes 3 and 5)	2,794,533	**3,773,360**
Investments in other securities, at cost	2,891,973	**2,901,566**
	5,686,506	**6,674,926**
Property and equipment, at cost (Notes 5 and 7):		
Land	1,826,787	**1,796,217**
Distribution system and equipment	312,330,187	**344,207,670**
Support equipment and buildings	11,593,849	**12,612,896**
	325,750,823	**358,616,783**
Less accumulated depreciation	(81,523,580)	**(108,613,916)**
	244,227,243	**250,002,867**
Other assets:		
Goodwill, net (Notes 2 and 4)	139,853,596	**140,658,718**
Other (Note 4 and 8)	13,047,229	**14,582,383**
	152,900,825	**155,241,101**
	¥421,877,086	**¥ 439,291,346**

	Thousands of Yen	
	2003	2004
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Short-term loans	¥ —	¥ **250,000**
Long-term debt — current portion (Notes 6 and 12)	2,438,480	**5,385,980**
Capital lease obligations — current portion (Notes 5, 7 and 12):		
Related parties	7,673,978	**8,237,323**
Other	1,800,456	**1,291,918**
Accounts payable	17,293,932	**17,164,463**
Accrued expenses and other liabilities	3,576,708	**6,155,380**
Total current liabilities	32,783,554	**38,485,064**
Long-term debt, less current portion (Notes 6 and 12):		
Related parties	149,739,250	**—**
Other	72,092,465	**194,088,485**
Capital lease obligations, less current portion (Notes 5, 7 and 12):		
Related parties	17,704,295	**19,714,799**
Other	3,951,900	**2,560,511**
Deferred revenue	41,635,426	**41,699,497**
Severance and retirement allowance (Note 9)	2,023,706	**2,718,792**
Redeemable preferred stock of consolidated subsidiary (Note 10)	500,000	**500,000**
Other liabilities	3,411,564	**180,098**
Total liabilities	323,842,160	**299,947,246**
Minority interest	1,266,287	**974,227**
Commitments and contingencies (Note 14)		
Shareholders' equity (Note 11):		
Ordinary shares no par value	63,132,998	**78,133,015**
Authorized 15,000,000 shares; issued and outstanding 4,684,535.74 shares at December 31, 2003 and 5,146,074.74 shares at December 31, 2004		
Additional paid-in capital	122,837,273	**137,930,774**
Accumulated deficit	(88,506,887)	**(77,685,712)**
Accumulated other comprehensive loss	(694,745)	**(8,204)**
Total shareholders' equity	96,768,639	**138,369,873**
	¥421,877,086	**¥ 439,291,346**

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

	Thousands of Yen, except share and per share amounts		
	2002	2003	**2004**
Revenue (Note 5):			
Subscription fees	¥ 97,144,356	¥123,214,958	**¥140,826,446**
Other	19,486,170	19,944,074	**20,519,825**
	116,630,526	143,159,032	**161,346,271**
Operating costs and expenses:			
Operating and programming costs (Note 5)	45,967,220	49,895,426	**53,869,646**
Selling, general and administrative (inclusive of stock compensation expense of ¥61,902 thousand in 2002, ¥120,214 thousand in 2003 and ¥84,267 thousand in 2004) (Notes 5 and 11)	44,266,444	43,650,593	**44,311,685**
Depreciation and amortization	30,079,753	36,410,894	**40,573,166**
	120,313,417	129,956,913	**138,754,497**
Operating income (loss)	(3,682,891)	13,202,119	**22,591,774**
Other income (expense):			
Interest expense, net:			
Related parties (Note 5)	(2,847,551)	(4,562,594)	**(4,055,343)**
Other	(1,335,400)	(3,360,674)	**(6,045,939)**
Other income, net	147,639	316,116	**37,574**
Income (loss) before income taxes and other items	(7,718,203)	5,594,967	**12,528,066**
Equity in earnings of affiliates (inclusive of stock compensation expense of ¥2,156 thousand in 2002, ¥(2,855) thousand in 2003 and ¥9,217 thousand in 2004) (Note 11)	235,792	414,756	**610,110**
Minority interest in net (income) losses of consolidated subsidiaries	196,498	(448,668)	**(458,624)**
Income (loss) before income taxes	(7,285,913)	5,561,055	**12,679,552**
Income taxes (Note 8)	(256,763)	(209,805)	**(1,858,377)**
Net income (loss)	¥ (7,542,676)	¥ 5,351,250	**¥ 10,821,175**

	Yen		
Per share data:			
Net income (loss) per share — basic and diluted	¥ (1,917)	¥ 1,214	**¥ 2,221**
Weighted average number of ordinary shares outstanding — basic and diluted	3,934,286	4,407,046	**4,871,169**

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

	Thousands of Yen, except per share amounts					
	Ordinary Shares	Additional Paid-in Capital	Comprehensive Income (Loss)	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance at January 1, 2002	¥47,002,623	¥106,525,481		¥(86,315,461)	¥ —	¥ 67,212,643
Net loss	—	—	¥ (7,542,676)	(7,542,676)	—	(7,542,676)
Other comprehensive income			—			
Comprehensive loss			¥ (7,542,676)			
Stock compensation (Notes 1 and 11)	—	64,058		—	—	64,058
Balance at December 31, 2002	¥47,002,623	¥106,589,539		¥(93,858,137)	¥ —	¥ 59,734,025
Net income	—	—	¥ 5,351,250	5,351,250	—	5,351,250
Other comprehensive loss:						
Unrealized loss on cash flow hedge			(694,745)		(694,745)	(694,745)
Comprehensive income			¥ 4,656,505			
Stock compensation (Notes 1 and 11)	—	117,359		—	—	117,359
Ordinary shares issued upon conversion of long-term debt; 750,250 shares at ¥43,000 per share (Note 6)	16,130,375	16,130,375		—	—	32,260,750
Balance at December 31, 2003	¥63,132,998	¥122,837,273		¥(88,506,887)	¥(694,745)	¥ 96,768,639
Net income	—	—	¥10,821,175	10,821,175	—	10,821,175
Other comprehensive gain:						
Unrealized gain on cash flow hedge			686,541		686,541	686,541
Comprehensive income			¥11,507,716			
Stock compensation (Notes 1 and 11)	—	93,484		—	—	93,484
Ordinary shares issued; 461,539 shares at ¥65,000 per share (Note 1)	15,000,017	15,000,017		—	—	30,000,034
Balance at December 31, 2004	¥78,133,015	¥137,930,774		¥(77,685,712)	¥ (8,204)	¥138,369,873

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

	Thousands of Yen		
	2002	2003	**2004**
Cash flows from operating activities:			
Net income (loss)	¥ (7,542,676)	¥ 5,351,250	**¥ 10,821,175**
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Gain on forgiveness of subsidiary debt	—	(400,000)	**—**
Depreciation and amortization	30,079,753	36,410,894	**40,573,166**
Equity in earnings of affiliates	(235,792)	(414,756)	**(610,110)**
Minority interest in net income (losses) of consolidated subsidiaries	(196,498)	448,668	**458,624**
Stock compensation expense	61,902	120,214	**84,267**
Deferred income taxes	—	—	**45,591**
Provision for retirement allowance	412,692	417,335	**647,592**
Changes in operating assets and liabilities, excluding effects of business combinations:			
Decrease/(increase) in accounts receivable, net	1,368,081	1,712,904	**(431,162)**
Decrease in prepaid expenses and other current assets	553,192	349,147	**4,866**
(Increase)/decrease in other assets	(1,651,599)	(325,769)	**2,443,960**
(Decrease)/increase in accounts payable	(3,124,486)	171,705	**(1,184,539)**
Increase in accrued expenses and other liabilities	188,537	2,665,162	**39,279**
Increase/(decrease) in deferred revenue	2,768,512	458,315	**(380,578)**
Net cash provided by operating activities	22,681,618	46,965,069	**52,512,131**
Cash flows from investing activities:			
Capital expenditures	(48,108,176)	(32,478,389)	**(31,792,956)**
Acquisition of new subsidiaries, net of cash acquired	1,856,230	—	**(442,910)**
Investments in and advances to affiliates	(665,575)	(172,500)	**(359,500)**
(Increase)/decrease in restricted cash	—	(1,773,060)	**1,773,060**
Loans to related party	—	—	**(4,030,000)**
Acquisition of minority interest in consolidated subsidiaries	(164,590)	(25,565)	**(4,960,484)**
Other investing activities	(650,729)	(76,891)	**(69,427)**
Net cash used in investing activities	(47,732,840)	(34,526,405)	**(39,882,217)**
Cash flows from financing activities:			
Proceeds from issuance of common stock	—	—	**30,000,034**
Net increase/(decrease) in short-term loans	36,984,965	(228,785,000)	**250,000**
Proceeds from long-term debt	2,620,000	239,078,000	**185,302,000**
Principal payments of long-term debt	(2,082,335)	(8,184,980)	**(210,097,730)**
Principal payments under capital lease obligations	(9,293,487)	(10,843,024)	**(11,887,363)**
Other financing activities	(738,854)	(3,464,440)	**(3,562,724)**
Net cash provided by (used in) financing activities	27,490,289	(12,199,444)	**(9,995,783)**
Net increase in cash and cash equivalents	2,439,067	239,220	**2,634,131**
Cash and cash equivalents at beginning of year	5,107,691	7,546,758	**7,785,978**
Cash and cash equivalents at end of year	¥ 7,546,758	¥ 7,785,978	**¥ 10,420,109**

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Jupiter Telecommunications Co., Ltd. and Subsidiaries
Years ended December 31

1. Description of Business, Basis of Financial Statements and Summary of Significant Accounting Policies

Business and Organization

Jupiter Telecommunications Co., Ltd. ("Jupiter") and its subsidiaries (the "Company") own and operate cable telecommunication systems throughout Japan and provide cable television services, telephony and high-speed Internet access services (collectively, "Broadband services"). The telecommunications industry in Japan is highly regulated by the Ministry of Internal Affairs and Communications ("MIC"). In general, franchise rights granted by the MIC to the Company's subsidiaries for operation of cable telecommunications systems in their respective localities are not exclusive. Currently, cable television services account for a majority of the Company's revenue. Telephony operations accounted for approximately 10%, 13% and 15% of total revenue for the years ended December 31, 2002, 2003 and 2004, respectively. Internet operations accounted for approximately 23%, 24% and 25% of total revenue for the years ended December 31, 2002, 2003 and 2004, respectively.

The Company's beneficial ownership at December 31, 2004 was as follows:

LMI/Sumisho Super Media LLC ("SM")	65.23%
Microsoft Corporation ("Microsoft")	19.46%
Sumitomo Corporation ("SC")	12.25%
Mitsui & Co., Ltd	1.53%
Matsushita Electric Industrial Co., Ltd	1.53%

In August 2004, Liberty Media International Inc. ("LMI"), SC and Microsoft made capital contributions to the Company in the following amounts: LMI: ¥14,065 million for 216,382 shares; SC: ¥9,913 million for 152,505 shares; and Microsoft ¥6,022 million for 92,652 shares. The shares of common stock issued in exchange for the capital contributions were based on fair value at the date of the transaction. As a result of the transaction, their beneficial ownership in the Company increased to 45.45%, 32.03% and 19.46%, respectively. The proceeds from the capital contributions were used to repay subordinated debt owed to each of LMI, SC and Microsoft in the same amounts as contributed by each shareholder respectively (see Note 6).

On December 28, 2004, LMI contributed all of its then 45.45% beneficial ownership interest and SC contributed 19.78% of its then ownership interest in the Company to SM, a company owned 69.7% by LMI and 30.3% by SC. As a result, SM became a 65.23% shareholder of the Company while SC's direct ownership interest was reduced to 12.25%. SC is obligated to contribute its remaining 12.25% direct ownership interest in the Company to SM within six months of an initial public offering ("IPO") in Japan by the Company.

The Company has historically relied on financing from its principle shareholders to meet liquidity requirements. However, in December 2004, the Company entered into a new syndicated facility and repaid all outstanding debt with its principal shareholders. For additional information concerning the 2004 refinancing, see Note 6.

Basis of Financial Statements

The Company maintains its books of account in conformity with financial accounting standards of Japan. The consolidated financial statements presented herein have been prepared in a manner and reflect certain adjustments which are necessary to conform to accounting principles generally accepted in the United State of America ("U.S. GAAP"). These adjustments include those related to the scope of consolidation, accounting for business combinations, accounting for income taxes, accounting for leases, accounting for stock-based compensation, revenue recognition of certain revenues, post-retirement benefits, depreciation and amortization and accruals for certain expenses.

Summary of Significant Accounting Policies

(a) Consolidation Policy

The accompanying consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries which are primarily cable system operators ("SOs"). All significant intercompany balances and transactions have been eliminated. For the consolidated subsidiaries with a negative equity position, the Company has recognized the entire amount of cumulative losses of such subsidiaries regardless of its ownership percentage.

(b) Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid debt instruments with an initial maturity of three months or less.

(c) Allowance for Doubtful Accounts

Allowance for doubtful accounts is computed based on historical bad debt experience and includes estimated uncollectible amounts based on analysis of certain individual accounts, including claims in bankruptcy.

(d) Investments

For those investments in affiliates in which the Company's voting interest is 20% to 50% and the Company has the ability to exercise significant influence over the affiliates' operation and financial policies, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted to recognize the Company's share of the net earnings or losses of its affiliates. Prior to the adoption on January 1, 2002 of Statement of Financial Accounting Standard ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, the excess of the Company's cost over its percentage interest in the net assets of each affiliate was amortized, primarily over a period of 20 years. Subsequent to the adoption of SFAS No. 142, such excess is no longer amortized. All significant intercompany profits from these affiliates have been eliminated.

Investments in other securities carried at cost represent non-marketable equity securities in which the Company's ownership is less than 20% and the Company does not have the ability to exercise significant influence over the entities' operation and financial policies.

The Company evaluates its investments in affiliates and non-marketable equity securities for impairment due to declines in value considered to be other than temporary. In performing its evaluations, the Company utilizes various information, as available, including cash flow projections, independent valuations, industry multiples and, as applicable, stock price analysis. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.

(e) Property and Equipment

Property and equipment, including construction materials, are carried at cost, which includes all direct costs and certain indirect costs associated with the construction of cable television transmission and distribution systems, and the costs of new subscriber installations. Depreciation is computed on a straight-line method using estimated useful lives ranging from 10 to 15 years for distribution systems and equipment, from 15 to 60 years for buildings and structures and from 8 to 15 years for support equipment. Equipment under capital leases is stated at the present value of minimum lease payments. Equipment under capital leases is amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset, which ranges from 2 to 21 years.

Ordinary maintenance and repairs are charged to income as incurred. Major replacements and improvements are capitalized. When property and equipment is retired or otherwise disposed of, the cost and related accumulated depreciation accounts are relieved of the applicable amounts and any differences are included in depreciation expense. The impact of such retirements and disposals resulted in additional depreciation expense of ¥1,315,484 thousand, ¥2,041,347 thousand and ¥2,558,513 thousand for the years ended December 31, 2002, 2003 and 2004, respectively.

During the first quarter of 2000, the Company and its subsidiaries approved a plan to upgrade substantially all of its 450 MHz distribution systems to 750 MHz during the years ending December 31, 2000 and 2001. The Company identified certain electronic components of their distribution systems that were replaced in connection with the upgrade and, accordingly, adjusted the remaining useful lives of such electronics in accordance with the upgrade schedule. The effect of such changes in the remaining useful lives resulted in additional depreciation expense of approximately ¥484 million for the year ended December 31, 2002. Additionally, after giving effect to the accelerated depreciation, the net loss per share increased by approximately ¥(123) per share for the year ended December 31, 2002. Such upgrades had been substantially completed by December 31, 2002.

(f) Goodwill

Goodwill represents the difference between the cost of the acquired cable television companies and amounts allocated to the estimated fair value of their net assets. The Company performs an assessment of goodwill for impairment at least annually, and more frequently if an indicator of impairment has occurred, using a two-step process. The first step requires identification of reporting units and determination of the fair value for each individual reporting unit. The fair value of each reporting unit is then compared to the reporting unit's carrying amount including assigned goodwill. To the extent a reporting unit's carrying amount exceeds its fair value, the second step of the impairment test is performed by comparing the implied fair value of the reporting unit's goodwill to its carrying amount. If the implied fair value of a reporting unit's goodwill is less than its carrying amount, an impairment loss is recorded. The Company performs its annual impairment test on the first day of October in each year. The Company has determined its reporting units to be the same as its reportable segments. The Company had no impairment charges of goodwill for the years ended December 31, 2002, 2003 and 2004.

(g) Long-Lived Assets

The Company and its subsidiaries' long-lived assets, excluding goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future net cash flows (undiscounted and without interest) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. The standard requires that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company and its subsidiaries adopted SFAS No. 143 on January 1, 2003 and the adoption did not have a material effect on its results of operations, financial position or cash flows.

(h) Other Assets

Other assets include certain development costs associated with internal-use software capitalized, including external costs of material and services, and payroll costs for employees devoting time to the software projects. These costs are amortized over a period not to exceed five years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs are expensed as incurred. Other assets also include deferred financing costs, primarily legal fees and bank facility fees, incurred to negotiate and secure the facility. These costs are amortized to interest expense using the effective interest method over the term of the facility. For additional information concerning the Company's debt facilities, see Note 6.

(i) Derivative Financial Instruments

The Company uses certain derivative financial instruments to manage its foreign currency and interest rate exposure. The Company may enter into forward contracts to reduce its exposure to short-term (generally no more than one year) movements in exchange rates applicable to firm funding commitments that are denominated in currencies other than the Japanese yen. The Company uses interest rate risk management derivative instruments, such as interest rate swap and interest cap agreements, to manage interest costs to achieve an overall desired mix of fixed and variable rate debt. As a matter of policy, the Company does not enter into derivative contracts for trading or speculative purposes.

The Company accounts for its derivative instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133*. SFAS No. 133, as amended, requires that all derivative instruments be reported on the balance sheet as either assets or liabilities measured at fair value. For derivative instruments designated and effective as fair value hedges, changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings. For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported in other comprehensive income until it is recognized in earnings in the same period in which the hedged item affects earnings. The ineffective portion of all hedges will be recognized in current earnings each period. Changes in fair value of derivative instruments that are not designated as a hedge will be recorded each period in current earnings.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking hedge transactions. This process includes linking all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company discontinues hedge accounting prospectively when (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value of cash flows of a hedged item; (2) the derivative expires or is sold, terminated, or exercised; (3) it is determined that the forecasted hedged transaction will no longer occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment, or (5) management determines that the designation of the derivative as a hedge instrument is no longer appropriate. Ongoing assessments of effectiveness are being made every three months.

The Company had several outstanding forward contracts with a commercial bank to hedge foreign currency exposures related to U.S. dollar-denominated equipment purchases and other firm commitments. As of December 31, 2002, 2003 and 2004, such forward contracts had an aggregate notional amount of ¥1,553,053 thousand, ¥3,134,242 thousand and ¥5,658,147 thousand, respectively, and expire on various dates through December 2005. The forward contracts have not been designated as hedges as they do not meet the effectiveness criteria specified by SFAS No. 133. However, management believes such forward contracts are closely related with the firm commitments designated in U.S. dollars, thus managing associated currency risk. Forward contracts not designated as hedges are marked to market each period. Included in other income, net, in the accompanying consolidated statements of operations are losses on forward contracts not designated as hedges of ¥11,589 thousand, ¥65,195 thousand and ¥72,223 thousand for the years ended December 31, 2002, 2003 and 2004, respectively.

In May 2003, the Company entered into several interest rate swap agreements and an interest rate cap agreement to manage variable rate debt as required under the terms of its facility agreement (see Note 6). These interest rate exchange agreements effectively convert ¥60 billion of variable rate debt based on TIBOR into fixed rate debt and mature on June 30, 2009. These interest rate exchange agreements are considered cash flow hedging instruments as they are expected to effectively convert variable interest payments on certain debt instruments into fixed payments. Changes in fair value of these interest rate agreements designated as cash flow hedges are reported in accumulated other comprehensive loss. The amounts will be subsequently reclassified into interest expense as a yield adjustment in the same period in which the related interest on the variable rate debt affects earnings. The counterparties to the interest rate exchange agreements are banks participating in the facility agreement, therefore the Company does not anticipate nonperformance by any of them on the interest rate exchange agreements. In December 2004, the Company entered into a new debt facility, which replaced its former facility (see Note 6). Under the terms of the new facility, the Company was required to cancel certain interest rate swap agreements and an interest rate cap agreement with an aggregate notional amount of ¥24 billion, as the counterparties elected not to participate in the new facility. Such agreements were canceled in January 2005. As a result, these agreements are no longer considered cash flow hedging instruments and their respective fair value changes were reclassified into interest expense, net in the accompanying consolidated statements of operations for the year ended December 31, 2004. The remaining aggregate notional amount of ¥36 billion of interest rate swap agreements have been permitted to be carried over to the new facility as the counterparties are participants in the new facility. The Company has re-designated such interest swap agreements as cash flow hedging instruments.

(j) Severance and Retirement Plans

The Company and its subsidiaries have unfunded noncontributory defined benefit severance and retirement plans which are accounted for in accordance with SFAS No. 87, *Employers' Accounting for Pensions.*

(k) Income Taxes

The Company and its subsidiaries account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l) Cable Television System Costs, Expenses and Revenues
The Company and its subsidiaries account for costs, expenses and revenues applicable to the construction and operation of cable television systems in accordance with SFAS No. 51, *Financial Reporting by Cable Television Companies.* Currently, there is no significant system that falls in a prematurity period as defined by SFAS No. 51. Operating and programming costs in the Company's consolidated statements of operations include, among other things, cable service related expenses, billing costs, technical and maintenance personnel and utility expenses related to the cable television network.

(m) Revenue Recognition
The Company and its subsidiaries recognize cable television, high-speed Internet access, telephony and programming revenues when such services are provided to subscribers. Revenues derived from other sources are recognized when services are provided, events occur or products are delivered. Initial subscriber installation revenues are recognized in the period in which the related services are provided to the extent of direct selling costs. Any remaining amount is deferred and recognized over the estimated average period that the subscribers are expected to remain connected to the cable television system. Historically, installation revenues have been less than related direct selling costs, therefore such revenues have been recognized as installations are completed.

The Company and its subsidiaries provide poor reception rebroadcasting services to noncable television viewers suffering from poor reception of television waves caused by artificial obstacles. The Company and its subsidiaries enter into agreements with parties that have built obstacles causing poor reception for construction and maintenance of cable facilities to provide such services to the affected viewers at no cost to them during the agreement period. Under these agreements, the Company and its subsidiaries receive up-front, lump-sum compensation payments for construction and maintenance. Revenues from these agreements have been deferred and are being recognized in income on a straight-line basis over the agreement periods which are generally 20 years. Such revenues are included in revenue — other in the accompanying consolidated statements of operations.

See Note 5 for a description of revenue from affiliates related to construction-related sales and programming fees which are recorded in revenue — other in the accompanying consolidated statements of operations.

(n) Advertising Expense
Advertising expense is charged to income as incurred. Advertising expense amounted to ¥4,425,004 thousand, ¥3,921,229 thousand and ¥2,915,403 thousand and for the years ended December 31, 2002, 2003 and 2004, respectively, and is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

(o) Stock-Based Compensation
The Company and its subsidiaries account for stock-based compensation plans to employees using the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25") and FASB Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB No. 25.* ("FIN No. 44"). As such, compensation expense is measured on the date of grant only if the current fair value of the underlying stock exceeds the exercise price. The Company accounts for its stock-based compensation plans to nonemployees and employees of unconsolidated affiliated companies using the fair market value based method prescribed by SFAS No. 123, *Accounting for Stock-Based Compensation*, and Emerging Issues Task Force Issue 00-12, *Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee* ("EITF 00-12"). Under SFAS No. 123, the fair value of the stock based award is determined using the Black-Scholes option pricing method, which is remeasured each period end until a commitment date is reached, which is generally the vesting date. The fair value of the subscription rights and stock purchase warrants granted each year was calculated using the Black-Scholes option-pricing model with the following assumptions: no dividends, volatility of 40%, risk-free rate of 3.0% and an expected life of three years. Expense associated with stock-based compensation for certain management employees is amortized on an accelerated basis over the vesting period of the individual award consistent with the method described in FASB Interpretation No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.* Otherwise, compensation expense is generally amortized evenly over the vesting period. Compensation expense is recorded in operating costs and expenses for the Company's employees and nonemployees and in equity in earnings of affiliates for employ-

ees of affiliated companies in the accompanying consolidated statements of operations.

SFAS No. 123 allows companies to continue to apply the provisions of APB No. 25, where applicable, and provide pro forma disclosure for employee stock option grants as if the fair value based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB No. 25 for stock-based compensation plans to its employees and provide the pro forma disclosure required by SFAS No. 123. The following table illustrates the effect on net income (loss) and net income (loss) per share for the years ended December 31, 2002, 2003 and 2004, if the Company had applied the fair value recognition provisions of SFAS No. 123:

	Thousands of Yen, except share and per share amounts		
	2002	2003	**2004**
Net income (loss), as reported	¥(7,542,676)	¥5,351,250	**¥10,821,175**
Add stock-based compensation expense included in reported net income (loss)	—	—	**—**
Deduct stock-based compensation expense determined under fair value based method for all awards, net of applicable taxes	(510,246)	(454,172)	**(607,655)**
Pro forma net income (loss)	¥(8,052,922)	¥4,897,078	**¥10,213,520**
Basic and diluted per share data:			
Net income (loss) per share, as reported (Yen)	(1,917)	1,214	**2,221**
Net income (loss) per share, pro forma (Yen)	(2,047)	1,111	**2,097**

(p) Earnings Per Share

Earnings per share ("EPS") is presented in accordance with the provisions of SFAS No. 128, *Earnings Per Share*. Under SFAS No. 128, basic EPS excludes dilution for potential ordinary shares and is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Basic and diluted EPS are the same in 2002, 2003 and 2004, as all potential ordinary share equivalents, consisting of stock options, are anti-dilutive.

(q) Segments

The Company reports operating segment information in accordance with SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*. SFAS No. 131 defined operating segments as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision-maker in deciding how to allocate resources to an individual segment and in assessing performance of the segment.

The Company has determined that each individual consolidated subsidiary and unconsolidated managed equity affiliate SO is an operating segment because each SO represents a legal entity and serves a separate geographic area. The Company has evaluated the criteria for aggregation of the operating segments under paragraph 17 of SFAS No. 131 and believes it meets each of its respective criteria. Accordingly, management has determined that the Company has one reportable segment, Broadband services.

(r) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these consolidated financial statements in conformity with U.S. GAAP. Significant judgments and estimates include derivative financial instruments, depreciation and amortization costs, impairments of property and equipment and goodwill, income taxes and other contingencies. Actual results could differ from those estimates.

(s) Recent Accounting Pronouncements

The FASB issued SFAS No. 123 (Revised 2004) (SFAS No. 123R) in December 2004. SFAS No. 123R is a revision of SFAS No. 123. SFAS No. 123R supersedes APB No. 25 and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. We have not yet determined the impact SFAS No. 123R will have on our results of operations.

2. Acquisitions

The Company acquired varying interests in cable television companies during the periods presented. The Company utilized the purchase method of accounting for all such acquisitions and, accordingly, has allocated the purchase price based on the estimated fair value of the assets and liabilities of the acquired companies. The assets, liabilities and operations of such companies have been included in the accompanying consolidated financial statements since the dates of their respective acquisitions.

In January 2002, the Company purchased additional shares of its affiliate J:COM Media Saitama during a capital call for ¥500,000 thousand and purchased shares from existing shareholders of its affiliate J:COM Urawa-Yono for ¥10,080 thousand. After the purchases, the Company's equity ownership increased to a 50.2% controlling interest in J:COM Media Saitama and a 50.10% controlling interest in J:COM Urawa-Yono. These transactions have been treated as step-acquisitions. The results of operations for both J:COM Media Saitama and J:COM Urawa-Yono have been included as a consolidated entity from January 1, 2002.

In March 2002, the Company purchased additional shares in its affiliate, @NetHome Co., Ltd ("@NetHome"), from SC at a price per share of ¥55,000 or ¥527,670 thousand and all of the shares held by At Home Asia-Pacific for ¥1.4 billion. After the purchases, the Company had an 87.4% equity interest in @NetHome. The purchases have been accounted for as a step-acquisition. The operations for @NetHome have been included as a consolidated entity from April 1, 2002. In March 2004, the Company purchased from SC the remaining outstanding shares of @NetHome for ¥4,860 million. After the purchase, @NetHome became a wholly owned subsidiary of the Company. The purchase has been accounted for as a step-acquisition. The Company recorded approximately ¥4.0 billion of goodwill for the excess consideration over the fair value of the net assets and liabilities acquired in the 2004 step-acquisition.

In March 2004, the Company purchased a controlling interest in Izumi Otsu from certain of its shareholders. The total purchase price of such Izumi Otsu shares was ¥160,000 thousand and gave the Company a 66.7% interest. The results of Izumi Otsu have been included as a consolidated subsidiary from April 1, 2004. In August 2004, the Company and certain shareholders entered into an agreement and merged Izumi Otsu into the Company's 84.2% consolidated subsidiary, J:COM Kansai. After the merger, the Company has an 84.0% equity interest in J:COM Kansai.

In July 2004, the Company purchased a 100% controlling interest in Cable System Engineering Corporation ("CSE"), whose business is cable network construction and installation. The total purchase price of CSE was ¥577,210 thousand. No goodwill was recognized in connection with this acquisition. The result of operations for CSE have been included from August 1, 2004.

The impact to revenue, net income (loss) and net income (loss) per share for the years ended December 31, 2002, 2003 and 2004, as if the transactions were completed as of the beginning of those years, is not significant.

The aggregate purchase price of the business combinations during the years ended December 31, 2002 and 2004 was allocated based upon fair values as follows:

	Thousands of Yen	
	2002	**2004**
Cash, receivables and other assets	¥ 7,039,726	**¥ 2,073,191**
Property and equipment	16,565,501	**791,856**
Goodwill	3,690,538	**4,228,117**
Debt and capital lease obligations	(15,881,589)	**—**
Other liabilities	(6,110,058)	**(1,395,471)**
	¥ 5,304,118	**¥ 5,697,693**

3. Investments in Affiliates

The Company's affiliates are engaged primarily in the Broadband services business in Japan. At December 31, 2004, the Company held investments in J:COM Shimonoseki (50.0%), J:COM Fukuoka (45.0%), Jupiter VOD Co. Ltd. (50.0%), Kansai Multimedia Service Co., Ltd. ("Kansai Multimedia") (25.8%), CATV Kobe (20.4%) and Green City Cable TV Corporation (20.0%).

The carrying value of investments in affiliates as of December 31, 2003 and 2004 includes ¥730,910 thousand and ¥761,053 thousand of unamortized excess cost of investments over the Company's equity in the net assets of the affiliates. All significant intercompany profits from these affiliates have been eliminated according to the equity method of accounting.

The carrying value of investments in affiliates as of December 31, 2003 and 2004 includes ¥2,019,000 thousand and ¥1,945,000 thousand of short-term loans the Company made to certain managed affiliates. The interest rate on these loans was 3.23% and 2.48% as of December 31, 2003 and 2004.

Condensed financial information of the Company's unconsolidated affiliates at December 31, 2003, and 2004 and for each of the three years ended December 31, 2002, 2003 and 2004 are as follows:

	Thousands of Yen	
	2003	**2004**
Combined Financial Position:		
Property and equipment, net	¥ 29,696,602	**¥ 29,578,096**
Other assets, net	6,201,251	**7,545,469**
Total assets	¥ 35,897,853	**¥ 37,123,565**
Debt	¥ 17,998,825	**¥ 15,577,345**
Other liabilities	16,030,950	**17,224,152**
Shareholders' equity	1,868,078	**4,322,068**
Total liabilities and equity	¥ 35,897,853	**¥ 37,123,565**

	Thousands of Yen		
	2002	2003	**2004**
Combined Operations:			
Total revenue	¥ 18,218,205	¥ 19,776,603	**¥ 21,784,795**
Operating, selling, general and administrative expenses	(13,001,409)	(13,430,881)	**(15,080,471)**
Depreciation and amortization	(3,180,977)	(3,682,641)	**(4,164,827)**
Operating income	2,035,819	2,663,081	**2,539,497**
Interest expense, net	(410,278)	(478,609)	**(427,400)**
Other expense, net	(558,636)	(1,013,158)	**(428,107)**
Net income	¥ 1,066,905	¥ 1,171,314	**¥ 1,683,990**

4. Goodwill and Other Assets

The changes in the carrying amount of goodwill, net, for the years ended December 31, 2003 and 2004 consisted of the following:

	Thousands of Yen	
	2003	2004
Goodwill, net, beginning of year	¥139,827,277	**¥139,853,596**
Goodwill acquired during the year	26,319	**4,228,117**
Initial recognition of acquired tax benefits allocated to reduce goodwill of acquired entities (Note 8)	—	**(3,422,995)**
Goodwill, net, end of year	¥139,853,596	**¥140,658,718**

Other assets, excluding goodwill, at December 31, 2003 and 2004, consisted of the following:

	Thousands of Yen	
	2003	2004
Lease and other deposits	¥ 4,295,947	**¥ 4,313,742**
Deferred financing costs	3,763,785	**3,540,302**
Capitalized computer software, net	3,022,557	**3,351,115**
Long-term loans receivable, net	300,380	**270,885**
Deferred tax assets	—	**1,308,582**
Other	1,664,560	**1,797,757**
Total other assets	¥ 13,047,229	**¥ 14,582,383**

5. Related Party Transactions

The Company purchases cable system materials and supplies from third-party suppliers and resells them to its subsidiaries and affiliates. The sales to unconsolidated affiliates amounted to ¥3,484,288 thousand, ¥2,888,046 thousand and ¥2,385,495 thousand for the years ended December 31, 2002, 2003 and 2004, respectively, and are included in revenue — other in the accompanying consolidated statements of operations.

The Company provides programming services to its subsidiaries and affiliates. The revenue from unconsolidated affiliates for such services provided and the related products sold amounted to ¥815,287 thousand, ¥1,092,724 thousand and ¥1,379,744 thousand for the years ended December 31, 2002, 2003 and 2004, respectively, and are included in revenue — other in the accompanying consolidated statements of operations.

The Company provides management services to its subsidiaries and managed affiliates. Fees for such services related to managed affiliates amounted to ¥390,434 thousand, ¥468,219 thousand and ¥521,670 thousand for the years ended December 31, 2002, 2003 and 2004, respectively, and are included in revenue — other in the accompanying consolidated statements of operations.

In July 2002, the Company began providing management services to Chofu Cable Inc. ("J:COM Chofu"), an affiliated company that is 92% jointly owned by LMI, Microsoft and SC. Fees for such services amounted to ¥29,590 thousand, ¥60,882 thousand and ¥87,446 thousand for the years ended December 31, 2002, 2003 and 2004 respectively, and are included in revenue — other in the accompanying consolidated statements of operations. As part of the 2004 refinancing, J:COM Chofu became party to the Company's new debt facility (see Note 6). At December 31, 2004, the Company had advanced ¥4,030 million of short term loans to J:COM Chofu and the interest rate on these loans were 2.48%.

The Company purchases certain cable television programs from Jupiter Programming Co., Ltd. ("JPC"), an affiliated company jointly owned by SC and a wholly owned subsidiary of LMI. Such purchases, including purchases from JPC's affiliates, amounted to ¥2,879,616 thousand, ¥3,155,139 thousand and ¥3,915,345 thousand for the years ended December 31, 2002, 2003 and 2004, respectively, and are included in operating and programming costs in the accompanying consolidated statements of operations. Additionally, the

Company receives a distribution fee to carry the Shop Channel, a majority owned subsidiary of JPC, for the greater of a fixed rate per subscriber or a percentage of revenue generated through sales in the Company's territory. Such fees amounted to ¥614,224 thousand, ¥939,438 thousand and ¥1,063,678 thousand for the years ended December 31, 2002, 2003 and 2004, respectively, and are included as revenue — other in the accompanying consolidated statements of operations.

The Company purchased stock of affiliated companies from SC in the amounts of ¥1,112,750 thousand, ¥0 thousand, and ¥5,091,864 thousand in the years ended December 31, 2002, 2003 and 2004, respectively.

AJCC K.K. ("AJCC") is a subsidiary of SC and its primary business is the sale of home terminals and related goods to cable television companies. Sumisho Lease Co., Ltd. and Sumisho Auto Leasing Co., Ltd. (collectively "Sumisho leasing") are a subsidiary and affiliate, respectively, of SC and provide to the Company various office equipment and vehicles. The Company and its subsidiaries' purchases of such goods, primarily as capital leases, from both AJCC and Sumisho leasing, amounted to ¥10,074,639 thousand, ¥6,087,645 thousand and ¥12,621,284 thousand for the years ended December 31, 2002, 2003 and 2004, respectively.

The Company pays monthly fees to its affiliates, @NetHome and Kansai Multimedia, based on an agreed-upon percentage of subscription revenue collected by the Company from its customers for the @NetHome and Kansai Multimedia services. Payments made to @NetHome under these arrangements, prior to it becoming a consolidated subsidiary, amounted to ¥1,585,691 thousand for the years ended December 31, 2002. Payments made to Kansai Multimedia under these arrangements amounted to ¥2,882,494 thousand, ¥3,226,764 thousand and ¥3,380,148 thousand for the years ended December 31, 2002, 2003 and 2004, respectively. Such payments are included in operating and programming costs in the accompanying consolidated statements of operations. In March 2002, @Net Home became a consolidated subsidiary of the Company (see Note 2). Therefore, since April 1, 2002, through @NetHome, the Company receives the monthly fee from its unconsolidated affiliates. Such service fees amounted to ¥480,356 thousand, ¥1,071,891 thousand and ¥1,242,550 thousand for the years ended December 31, 2002, 2003 and 2004, respectively, and are included in revenue-subscription fees in the accompanying consolidated statements of operations.

The Company has management service agreements with SC and LMI under which officers and management level employees are seconded from SC and LMI to the Company, whose services are charged as service fees to the Company based on their payroll costs. The service fees paid to SC amounted to ¥571,319 thousand, ¥706,303 thousand and ¥784,122 thousand for the years ended December 31, 2002, 2003 and 2004, respectively. The service fees paid to LMI amounted to ¥761,009 thousand, ¥714,986 thousand and ¥665,354 thousand for the years ended December 31, 2002, 2003 and 2004, respectively. These amounts are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

SC, LMI and Microsoft had long-term subordinated loans to the Company of ¥52,894,625 thousand, ¥52,894,625 thousand and ¥43,950,000 thousand, respectively, at December 31, 2003. In December 2004, the Company refinanced and replaced these subordinated shareholder loans under a new facility. See Note 6.

The Company pays fees on debt guaranteed by SC, LMI and Microsoft. The guarantee fees incurred were ¥413,128 thousand to SC, ¥361,627 thousand to LMI and ¥285,042 thousand to Microsoft for the year ended December 31, 2002. The guarantee fees incurred were ¥84,224 thousand to SC, ¥73,470 thousand to LMI and ¥51,890 thousand to Microsoft for the year ended December 31, 2003. The guarantee fees incurred were ¥41,071 thousand to SC, ¥41,071 thousand to LMI and ¥16,332 thousand to Microsoft for the year ended December 31, 2004. Such fees are included in interest expense, net-related parties in the accompanying consolidated statements of operations. In December 2004 these guarantees were replaced by a guarantee facility with a syndicate of lenders. See Note 6.

6. Long-term Debt

A summary of long-term debt as of December 31, 2003 and 2004 is as follows:

	Thousands of Yen	
	2003	**2004**
¥140 billion Facility term loans, due fiscal 2005 — 2009	¥ 53,000,000	¥ —
¥175 billion Facility term loans, due fiscal 2005 — 2011	—	**130,000,000**
Mezzanine Facility Subordinated loan due fiscal 2012	—	**50,000,000**
8 yr Shareholder Subordinated loans, due fiscal 2011	117,739,250	—
8 yr Shareholder Tranche B Subordinated loans, due fiscal 2011	32,000,000	—
0% unsecured loans from Development Bank of Japan, due fiscal 2005 — 2019	12,223,720	—
Unsecured loans from Development Bank of Japan, due fiscal 2005 — 2019, interest from 0.65% to 6.8%	3,895,400	—
0% secured loans from Development Bank of Japan, due fiscal 2005 — 2019	5,354,735	**15,810,095**
Secured loans from Development Bank of Japan, due fiscal 2005 — 2019, interest at 0.95% to 6.8%	—	**3,614,200**
0% unsecured loans from others, due fiscal 2012	57,090	**50,170**
Total	224,270,195	**199,474,465**
Less: current portion	(2,438,480)	**(5,385,980)**
Long-term debt, less current portion	¥221,831,715	**¥194,088,485**

2003 Financing

On January 31, 2003, the Company entered into a ¥140 billion bank syndicated facility for certain of its managed subsidiaries and affiliates ("¥140 billion Facility"). In connection with the ¥140 billion Facility, on February 6, 2003, the Company entered into eight-year subordinated loans with each of SC, LMI and Microsoft ("Principal Shareholders"), which initially aggregated ¥182 billion ("Shareholder Subordinated Loans").

The ¥140 billion Facility was for the financing of Jupiter, sixteen of its consolidated managed affiliates and one managed affiliate accounted for under the equity method of accounting. The financing was used for permitted general corporate purposes, capital expenditures, financing costs and limited purchase of minority shares and capital calls of the affiliates participating in the ¥140 billion Facility.

The ¥140 billion Facility provided for term loans of up to ¥120 billion and a revolving loan facility up to ¥20 billion with the final maturity of June 30, 2009. ¥32 billion of the total term loan portion of the ¥140 billion Facility was considered provided by the shareholders under the Tranche B Subordinated Loans.

Interest was based on TIBOR, as defined in the ¥140 billion Facility, plus margin which changed based upon a leverage ratio of Total Debt to EBITDA as set forth in the ¥140 billion Facility agreement. At December 31, 2003, the interest rate was 2.83%. The Shareholder Subordinated Loans, which were subordinated to the ¥140 billion Facility, consisted of eight-year subordinated loans and eight-year Tranche B Subordinated Loans. The ¥140 billion Facility had requirements to make mandatory prepayments under specific circumstances as defined in the agreements. Such prepayments are designated as restricted cash on the consolidated balance sheets.

In May 2003, LMI and SC converted ¥32 billion of Shareholder Subordinated Loans for 750,250 shares of common stock of the company. At December 31, 2003, the interest rate was 2.08%.

In December 2003, a consolidated subsidiary of the Company became party to the ¥140 billion Facility. Immediately prior to this transaction, the consolidated subsidiary had outstanding ¥3,686,090 thousand to third-party creditors. In connection with this transaction, a third-party debt holder forgave ¥400,000 thousand of debt owed to it. As a result, the Company recorded a gain of ¥400,000 thousand in other non-operating income in the accompanying consolidated statement of operations for the year ended December 31, 2003. Additionally, the third-party debt holder was issued ¥500,000 thousand of preferred stock of the consolidated subsidiary in exchange for ¥500,000 thousand of debt owed to it (see Note 10). The remaining ¥2,686,090 thousand of third-party debt was repaid from proceeds of the ¥140 billion Facility.

In March 2004, the Company entered into additional shareholder subordinated loans of ¥2,431,000 thousand each with SC and LMI. The aggregate ¥4,862,000 thousand of loan proceeds were used for the purchase of the remaining shares of @NetHome (see Note 2). These additional shareholder subordinated loans had identical terms to the Shareholder Subordinated Loans discussed above.

In August 2004, LMI, SC and Microsoft made a capital contribution to the Company in the aggregate amount of ¥30,000 million. The proceeds of this contribution were used to repay an aggregate of ¥30,000 million of Shareholder Subordinated Loans owed respectively in the same amounts as contributed by LMI, SC and Microsoft (see Note 1).

2004 Refinancing

On December 15, 2004, for the purpose of the refinancing the ¥140 billion Facility, the Company entered into a ¥175 billion senior syndicated facility ("¥175 billion Facility") which consists of a ¥130 billion term loan facility ("Term Loan Facility"), a ¥20 billion revolving facility ("Revolving Facility") and a ¥25 billion guarantee facility ("Guarantee Facility"). Concurrently the Company entered into a ¥50 billion subordinated syndicated loan facility ("Mezzanine Facility"). Consistent with the ¥140 billion Facility, the ¥175 billion Facility will be utilized for the financing of Jupiter, sixteen of its consolidated managed affiliates, one managed affiliate under the equity method accounting and one managed affiliate, which the Company has no equity investment ("Jupiter Combined Group"). On December 21, 2004, the Company made full drawdowns from each of the ¥130 billion Term Loan Facility and the ¥50 billion Mezzanine Facility. The proceeds from the December 2004 drawdown were used to repay all outstanding loans under the ¥140 billion Facility and all outstanding Shareholder Subordinated Loans.

The ¥130 billion Term Loan Facility consists of a five year ¥90 billion Tranche A Term Loan Facility ("Tranche A Facility") and a seven year ¥40 billion Tranche B Term Loan Facility ("Tranche B Facility"). Final maturity dates of the Tranche A Facility and Tranche B Facility are December 31, 2009 and December 31, 2011, respectively. Loan repayment of the Tranche A Facility and the Tranche B Facility commence on September 30, 2005 and March 31, 2009, respectively, each based on a defined rate reduction each quarter thereafter until maturity.

The ¥20 billion Revolving Facility will be available for drawdown until one month prior to its final maturity of December 31, 2009. A commitment fee of 0.50% per annum is payable on the unused available Revolving Facility during its availability period.

The ¥25 billion Guarantee Facility provides for seven years of bank guarantees on loans from the Development Bank of Japan owed by affiliates of the Jupiter Combined Group. The Guarantee Facility commitment reduces gradually according to the amount and schedule as defined in the ¥175 billion Facility agreement until final maturity at December 31, 2011. As of December 31, 2004 the guarantee commitment is ¥25 billion. Such guarantee commitment will be reduced to ¥23.1 billion by December 2005; ¥21.6 billion by December 2006; ¥20.0 billion by December 2007; ¥18.6 billion by December 2008; ¥17.2 billion by December 2009; ¥15.8 billion by December 2010; and to ¥13.2 billion by December 2011. A commitment fee of 0.50% per annum is payable on the unused available Guarantee Facility during its availability period.

Interest on the Tranche A Facility, Tranche B Facility and the Revolving Facility is based on TIBOR, as defined in the agreement, plus the applicable margin. Each facility's applicable margin is reducing based upon a leverage ratio of Senior Debt to EBITDA as such terms are defined in the ¥175 billion Facility agreement. When the leverage ratio is greater than or equal to 4.0:1, the margin on the Tranche A Facility and the Revolving Facility is 1.50% per annum and the margin of the Tranche B Facility ranges from 1.80% to 2.00% per annum; when less than 4.0:1 but greater than or equal to 2.5:1 the margin on the Tranche A Facility and the Revolving Facility is 1.38% per annum and the margin of the Tranche B Facility ranges from 1.69% to 1.88% per annum; when less than 2.5:1 but greater than or equal to 1.5:1 the margin on the Tranche A Facility and the Revolving Facility is 1.25% per annum and the margin of the Tranche B Facility ranges from 1.58% to 1.75% per annum; and when less than 1.5:1 the margin on the Tranche A Facility and the Revolving Facility is 1.00% per annum and the margin of the Tranche B Facility ranges from 1.35% to 1.50% per annum. In regards to the fees due on the Guarantee Facility, when the leverage ratio is greater than 4.00:1, the interest rate is 3.00% per annum; when less than 4.00:1 but greater than or equal to 3.75:1 the interest rate is 2.00%; when less than 3.75:1 but greater than or equal to 3.50:1 the interest rate is 1.50%; when less than 3.50:1 but greater than or equal to 3.00:1 the interest rate is 1.00%; when less than 3.00:1 but greater than or equal to 2.00:1 the interest rate is 0.75%; and when less than 2.00:1, the interest rate is 0.50% per annum. As of December 31, 2004 the interest rates for the outstanding Tranche A Facility, Tranche B Facility, and Guarantee Facility, were 1.6%, 1.9%, and 3.0% respectively.

The ¥175 billion Facility has requirements to make mandatory prepayments in the amount equal to (1) 50% of the Group Free Cash Flow, as defined in the agreement, until the later of (a) March 31, 2007 and (b) the first quarter for which the ratio of Senior Debt to EBITDA, as defined in the agreement, is less than 2.50:1.00; (2) 50% of third party contributions received when the ratio of Senior Debt to EBITDA is greater than 4.00:1.00; (3) proceeds from the sale of assets exceeding ¥500 million that are not reinvested within six months; (4) insurance proceeds exceeding ¥500 million that are not used to repair or replace the damaged assets within twelve months; and (5) proceeds of any take-out securities as defined in the ¥175 billion Facility agreement. The ¥175 billion Facility requires the Jupiter Combined Group to comply with various financial covenants, such as Maximum Senior Debt to EBITDA Ratio, Maximum Senior Debt to Combined Total Capital Ratio, Minimum Debt Service Coverage Ratio and Minimum Interest Coverage Ratio as such terms are defined in the ¥175 billion Facility agreement. In addition, the ¥175 billion Facility contains certain limitations or prohibitions on additional indebtedness. Additionally, the ¥175 billion Facility requires the Company to maintain interest hedging agreements on at least 50% of the outstanding amounts under the Tranche A Facility. Due to the ¥175 billion Facility closing on December 15, 2004, the Company was not required to calculate financial covenants for the fiscal year 2004.

The Mezzanine Facility contains a bullet repayment upon final maturity at June 30, 2012. However, in the event of an IPO by the Company, there is a mandatory prepayment of the Mezzanine Facility of 100% from the proceeds of such IPO. Interest on the Mezzanine Facility is based on TIBOR, as defined in the agreement, plus an increasing margin. The initial margin is 3.25% per annum and increases 0.25% each successive three month period from closing up to a maximum margin of 9.00% per annum. The Mezzanine Facility has identical financial covenants as the ¥175 billion Facility.

As of December 31, 2004 the Company had ¥20 billion revolving loans available for immediate borrowing under the ¥175 billion Facility.

Development Bank of Japan Loans

The loans represent institutional loans from the Development Bank of Japan, which have been made available to telecommunication companies operating in specific local areas designated as "Teletopia" by the MIC to facilitate development of local telecommunication network. Requirements to qualify for such financing include use of optical fiber cables, equity participation by local/municipal government and guarantee by third parties, among other things. These loans are obtained by the Company's subsidiaries and were primarily guaranteed, directly or indirectly, by SC, LMI and Microsoft. In connection with the 2004 refinancing described above, the guarantees by SC, LMI and Microsoft have been cancelled and replaced with guarantees pursuant to the Guarantee Facility.

Securities on Long-term Debt

At December 31, 2004, subsidiaries' shares owned by the Company, trademark and franchise rights held by the Company and substantially all equipment held by the Company's subsidiaries were pledged to secure the loans from the Development Bank of Japan and the Company's bank facilities. The aggregate annual maturities of long-term debt outstanding at December 31, 2004 are as follows:

Year ending December 31,	Thousands of Yen
2005	¥ 5,385,980
2006	11,648,720
2007	20,461,660
2008	31,474,610
2009	42,981,060
Thereafter	87,522,435
	¥199,474,465

7. Leases

The Company and its subsidiaries are obligated under various capital leases, primarily for home terminals, and other noncancelable operating leases, which expire at various dates during the next seven years. See Note 5 for further discussion of capital leases from subsidiaries and affiliates of SC.

At December 31, 2003 and 2004, the amount of equipment and related accumulated depreciation recorded under capital leases were as follows:

	Thousands of Yen	
	2003	**2004**
Distribution system and equipment	¥ 45,170,512	**¥ 48,061,224**
Support equipment and buildings	6,656,913	**6,594,499**
Less: accumulated depreciation	(22,111,664)	**(24,129,460)**
Other assets, at cost, net of depreciation	292,511	**209,669**
	¥ 30,008,272	**¥ 30,735,932**

Depreciation of assets under capital leases is included in depreciation and amortization in the accompanying consolidated statements of operations.

Future minimum lease payments under capital leases and noncancelable operating leases as of December 31, 2004 are as follows:

	Thousands of Yen	
Year ending December 31,	Capital Leases	Operating Leases
2005	¥10,479,258	¥ 901,131
2006	8,298,826	750,754
2007	5,997,212	626,332
2008	4,102,122	399,496
2009	2,810,622	383,100
More than five years	2,686,635	703,288
Total minimum lease payments	34,374,675	¥3,764,101
Less: amount representing interest (rates ranging from 1.10% to 5.99%)	(2,570,124)	
Present value of net minimum payments	31,804,551	
Less: current portion	(9,529,241)	
Noncurrent portion	¥22,275,310	

The Company and its subsidiaries occupy certain offices under cancelable lease arrangements. Rental expenses for such leases for the years ended December 31, 2002, 2003 and 2004, totaled ¥4,115,628 thousand, ¥4,134,249 thousand and ¥3,970,228 thousand, respectively, and were included in selling, general and administrative expenses in the accompanying consolidated statements of operations. Also, the Company and its subsidiaries occupy certain transmission facilities and use poles and other equipment under cancelable lease arrangements. Rental expenses for such leases for the years ended December 31, 2002, 2003 and 2004, totaled ¥7,323,538 thousand, ¥8,542,845 thousand and ¥8,943,602 thousand, respectively, and are included in operating costs and programming costs in the accompanying consolidated statements of operations.

8. Income Taxes

The Company and its subsidiaries are subject to Japanese national corporate tax of 30%, an inhabitant tax of 6% and a deductible enterprise tax of 10%, which in aggregate result in a statutory tax rate of 42%. On March 24, 2003, the Japanese Diet approved the Amendments to Local Tax Law, reducing the enterprise tax from 10.08% to 7.2%. The amendments to the tax rates will be effective for fiscal years beginning on or after April 1, 2004. Consequently, the statutory income tax rate will be lowered to approximately 40% for deferred tax assets and liabilities expected to be settled or realized on or after January 1, 2005 for the Company.

All pretax income/loss and related tax expense/benefit are derived solely from Japanese operations. Income tax expense for the years ended December 31, 2002, 2003 and 2004 is as follows:

	Thousands of Yen		
	2002	2003	2004
Current	¥256,763	¥209,805	**¥1,812,786**
Deferred	—	—	**45,591**
Income tax expense	¥256,763	¥209,805	**¥1,858,377**

The effective rates of income tax (benefit) expense relating to losses (income) incurred differs from the rate that would result from applying the normal statutory tax rates for the years ended December 31, 2002, 2003 and 2004 is as follows:

	2002	2003	2004
Normal effective statutory tax rate	(42.0)%	42.0%	**42.0%**
Adjustment to deferred tax assets and liabilities for enacted changes in tax laws and rates	—	—	**0.1**
Increase/(decrease) in valuation allowance	42.0	(41.2)	**(27.4)**
Other	3.5	3.0	**—**
Effective tax rate	3.5 %	3.8%	**14.7%**

The effects of temporary differences and carryforwards that give rise to deferred tax assets and liabilities at December 31, 2003 and 2004 are as follows:

	Thousands of Yen	
	2003	2004
Deferred tax assets:		
Operating loss carryforwards	¥ 29,921,448	**¥ 21,649,833**
Deferred revenue	14,165,581	**14,455,010**
Lease obligation	12,452,252	**12,721,820**
Retirement and other allowances	1,390,741	**1,459,068**
Investment in affiliates	794,896	**567,766**
Accrued expenses and other	2,485,228	**3,978,505**
Total gross deferred tax assets	61,210,146	**54,832,002**
Less: valuation allowance	(45,846,086)	**(35,240,909)**
Deferred tax assets	15,364,060	**19,591,093**
Deferred tax liabilities:		
Property and equipment	12,680,631	**13,796,923**
Tax deductible goodwill	633,155	**—**
Other	2,050,274	**2,416,766**
Total gross deferred tax liabilities	15,364,060	**16,213,689**
Net deferred tax assets	¥ —	**¥ 3,377,404**

The net changes in the total valuation allowance for the years ended December 31, 2002, 2003 and 2004 were decreases of ¥8,985,905 thousand, ¥6,543,162 thousand and ¥10,605,177 thousand, respectively.

Current deferred tax assets in the amount of ¥2,068,822 thousand are included in prepaid expenses and non-current deferred tax assets in the amount of ¥1,308,582 thousand are included in other in non-current assets in the accompanied consolidated balance sheet at December 31, 2004.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management expects to realize its deferred tax assets net of existing valuation allowance. The Company had ¥343,918 thousand of tax deductible goodwill as of December 31, 2004.

The amount of unrecognized tax benefits at December 31, 2003 and 2004 acquired in connection with business combinations were ¥12,000 million and ¥7,267 million (net of ¥3,423 million recognized during 2004), respectively. If the deferred tax assets are realized or the valuation allowance is reversed, the tax benefit realized is first applied to i) reduce to zero any goodwill related to acquisition, ii) second to reduce to zero other non-current intangible assets related to the acquisition and iii) third to reduce income tax expense. See Note 4.

At December 31, 2004, the Company and its subsidiaries had net operating loss carryforwards for income tax purposes of ¥54,124,581 thousand which were available to offset future taxable income. Net operating loss carryforwards, if not utilized, will expire in each of the next five years as follows:

Year ending December 31,	Thousands of Yen
2005	¥17,501,242
2006	20,094,037
2007	—
2008	55,494
2009	10,751,591
2010-2011	5,722,217
	¥54,124,581

9. Severance and Retirement Plans

Under unfunded severance and retirement plans, substantially all full-time employees terminating their employment after the three year vesting period are entitled, under most circumstances, to lump-sum severance payments determined by reference to their rate of pay at the time of termination, years of service and certain other factors. No assumptions are made for future compensation levels as the plans have flat-benefit formulas. As a result, the accumulated benefit obligation and projected benefit obligation are the same. December 31, 2004 was used as the measurement date.

Net periodic cost of the Company and its subsidiaries' plans accounted for in accordance with SFAS No. 87 for the years ended December 31, 2002, 2003 and 2004, included the following components:

	Thousands of Yen		
	2002	2003	**2004**
Service cost — benefits earned during the year	¥ 205,094	¥ 257,230	**¥ 265,608**
Interest cost on projected benefit obligation	35,074	40,159	**40,120**
Recognized actuarial loss	232,507	158,371	**463,216**
Net periodic cost	¥ 472,675	¥ 455,760	**¥ 768,944**

The reconciliation of beginning and ending balances of the benefit obligations of the Company and its subsidiaries' plans accounted for in accordance with SFAS No. 87 are as follows:

	Thousands of Yen	
	2003	**2004**
Change in benefit obligation:		
Benefit obligation, beginning of year	¥1,606,371	**¥2,006,011**
Service cost	257,230	**265,608**
Interest cost	40,159	**40,120**
Acquisitions (Note 2)	—	**30,630**
Actuarial loss	158,371	**432,586**
Benefits paid	(56,120)	**(93,288)**
Benefit obligation, end of year	¥2,006,011	**¥2,681,667**

The weighted-average discount rate used in the determination of projected benefit obligation and net pension cost of the Company and its subsidiaries' plans as of and for the year ended December 31, 2002, 2003, and 2004 is as follows:

	2002	2003	**2004**
Projected benefit obligation			
Discount rate	2.5%	2.0%	**2.0%**
Net pension cost			
Discount rate	3.0%	2.0%	**2.0%**

The estimated future benefit payments are:

Estimated Future Benefit Payments	Thousands of Yen
2005	¥ 105,753
2006	116,145
2007	172,494
2008	138,000
2009	167,641
2010 to 2014	996,298
	¥1,696,331

In addition, employees of the Company and certain of its subsidiaries participate in a multi-employer defined benefit plan. The Company contributions to this plan amounted to ¥324,521 thousand, ¥342,521 thousand and ¥292,546 thousand for the years ended December 31, 2002, 2003 and 2004, respectively, and are included in provision for retirement allowance in selling, general and administrative expenses in the accompanying consolidated statements of operations.

10. Redeemable Preferred Stock

On December 29, 2003, in connection with being included as a party to the ¥140 billion Facility, a consolidated subsidiary of the Company issued ¥500,000 thousand of preferred stock to a third-party in exchange for debt owed to that third party. All or a part of the preferred stock can be redeemed after 2010, up to a half of the preceding year's net income, at the holder's demand. The holder of the preferred stock has a priority to receive dividends, however, the amount of such dividends will be decided by the subsidiary's board of directors and such dividend will not exceed ¥1,000 per preferred stock for any fiscal year and will not accumulate.

11. Shareholders' Equity

Dividends

Under the Japanese Commercial Code (the "Code"), the amount available for dividends is based on retained earnings as recorded on the books of the Company maintained in conformity with financial accounting standards of Japan. Certain adjustments not recorded on the Company's books are reflected in the consolidated financial statements for reasons described in Note 1. At December 31, 2004, the accumulated deficit recorded on the Company's books of account was ¥16,024,828 thousand. Therefore, no dividends may be paid at the present time.

The Code provides that an amount equivalent to at least 10% of cash dividends paid and other cash outlays resulting from appropriation of retained earnings be appropriated to a legal reserve until such reserve and the additional paid-in capital equal 25% of the issued capital. The Code also provides that neither additional paid-in capital nor the legal reserve are to be used for cash dividends, but may be either (i) used to reduce a capital deficit, by resolution of the shareholders; (ii) capitalized, by resolution of the Board of Directors; or (iii) used for purposes other than those provided in (i) and (ii), such as refund made to shareholders or acquisition of treasury stocks, but only up to an amount equal to the additional paid-in capital and the legal reserve less 25% of the issued capital, by resolution of the shareholders. The Code provides that at least one-half of the issue price of new shares be included in capital.

Stock-Based Compensation Plans

The Company maintains subscription-rights option plans and stock purchase warrant plans for certain directors, corporate auditors and employees of the Company's consolidated managed franchises and to directors, corporate auditors and employees of the Company's unconsolidated managed franchises and other non-employees (collectively the "Jupiter Option Plans"). The Company's board of directors and shareholders approve the grant of the Company's ordinary shares at an initial exercise price of ¥92,000 per share. The exercise price is subject to adjustment upon an effective IPO to the lower of ¥92,000 per share or the IPO offering price.

Under Jupiter Option Plans, the number of ordinary shares issuable will be adjusted for stock splits, reverse stock splits and certain other recapitalizations and the subscription rights will not be exercisable until the Company's ordinary shares are registered with the Japan Securities Dealers Association or listed on a stock exchange. Non-management employees will, unless the grant agreement provides otherwise, vest in two years from date of grant. Management employees will, unless the grant agreement provides otherwise, vest in four equal installments from date of grant. Options under the Jupiter Option Plans generally expire 10 years from date of grant, currently ranging from August 23, 2010 to August 23, 2012.

The Company has accounted for awards granted to the Company's and its consolidated managed franchises' directors, corporate auditors and employees under APB No. 25 and FIN No. 44. Based on the Company's estimated fair value per ordinary share, there was no intrinsic value at the date of grant under the Jupiter Option Plans. As the exercise price at the date of grant is uncertain, the Jupiter Option Plans are considered variable awards. Under APB No. 25 and FIN 44, variable awards will have stock compensation recognized each period to the extent the market value of the ordinary shares granted exceeds the exercise price. The Company will be subject to variable accounting for grants to employees under the Jupiter Option Plans until all options granted are exercised, forfeited, or expired. At December 31, 2002, 2003 and 2004, the market value of the Company's ordinary shares did not exceed the exercise price and no compensation expense was recognized.

The Company has accounted for awards granted to directors, corporate auditors and employees of the Company's unconsolidated managed franchises and to other non-employees, in accordance with SFAS No. 123 and EITF 00-12. As a result of cancellations, options outstanding to directors, corporate auditors and employees of the Company's unconsolidated managed franchises and to other non- employees were 23,338 ordinary shares, 21,916 ordinary shares and 11,476 ordinary shares at December 31, 2002, 2003 and 2004, respectively. The Company recorded compensation expense related to the directors, corporate auditors and employees of the Company's unconsolidated managed franchises and other non-employees of ¥64,058 thousand, ¥117,359 thousand and ¥93,484 thousand for the years ended December 31, 2002, 2003 and 2004, respectively, which has been included in selling, general and administrative expense for the Company's non-employees and in equity in earnings of affiliates for employees of affiliated companies in the accompanying consolidated statements of operations.

The following table summarizes activity under the Jupiter Option Plans:

	Thousands of Yen		
	2002	2003	**2004**
Outstanding at beginning of the year	132,712	159,004	**191,764**
Granted	30,576	41,958	**29,730**
Canceled	(4,284)	(9,198)	**(8,418)**
Outstanding at end of the year	159,004	191,764	**213,076**
Weighted average exercise price	¥ 92,000	¥ 92,000	**¥ 92,000**
Weighted average remaining contractual life	8.0 years	7.4 years	**6.6 years**
Options exercisable, end of period	—	—	**—**
Weighted average fair value of options granted	¥ 14,604	¥ 18,340	**¥ 24,545**

12. Fair Value of Financial Instruments

For financial instruments other than long-term loans, lease obligations and interest rate swap agreements, the carrying amount approximates fair value because of the short maturity of these instruments. Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of long-term debt and capital lease obligations at December 31, 2003 and 2004 are as follows:

	Thousands of Yen			
	2003		**2004**	
	Carrying Amount	Fair Value	**Carrying Amount**	**Fair Value**
Long-term debt	¥224,270,195	¥220,114,532	**¥199,474,465**	**¥199,127,222**
Lease obligation	31,130,629	32,328,048	**31,804,551**	**30,125,734**
Interest rate swap agreements	694,745	694,745	**8,204**	**8,204**

13. Supplemental Disclosures to Consolidated Statements of Cash Flows

	Thousands of Yen		
	2002	2003	**2004**
Cash paid during the year for:			
Interest	¥ 4,696,332	¥ 4,408,426	**¥ 8,588,285**
Income tax	¥ —	¥ 378,116	**¥ 323,144**
Cash acquisitions of new subsidiaries:			
Fair value of assets acquired	¥20,135,417	¥ —	**¥ 1,688,442**
Liabilities assumed	21,991,647	—	**1,245,532**
Cash paid, net of cash acquired	¥ (1,856,230)	¥ —	**¥ 442,910**
Property acquired under capital leases during the year	¥10,990,909	¥ 6,057,250	**¥12,561,285**
Conversion of long-term debt into equity	¥ —	¥32,260,750	**¥ —**

14. Commitments

In connection with the September 1, 2000 acquisition of Titus Communications Corporation ("Titus"), Microsoft and the Company entered into a gain recognition agreement with respect to the Titus shares and assets acquired. The Company agreed not to sell during any 18-month period, without Microsoft consent, any shares of Titus, or sell any of Titus' assets, valued at $35 million or more, in a transaction that would result in taxable income to Microsoft. Microsoft will retain this consent right until the earlier of June 30, 2006 or the date Microsoft owns less than 5% of the Company's ordinary shares and Microsoft has sold, in taxable transactions, 80% of the Company's ordinary shares issued to it in connection with the Titus acquisition.

The Company has guaranteed payment of certain bank loans for its equity method affiliate investee, CATV Kobe, and its cost method investees Kansai Cable Net and Bay Communications Inc. The guarantees are based on an agreed-upon proportionate share of the bank loans among certain of the entities' shareholders, considering each of their respective equity interest. The term of the guarantee ranges from 5 to 12 years and the aggregate guaranteed amounts were ¥796,233 thousand, ¥722,531 thousand and ¥179,072 thousand as of December 31, 2002, 2003 and 2004, respectively. Management believes that the likelihood the Company would be required to perform or otherwise incur any significant losses associated with any of these guarantees is remote.

15. Subsequent Events

On February 9, 2005, the Company entered into a share purchase agreement to purchase from Microsoft, LMI, and SC all of their interest in J:COM Chofu, as well as all of the equity interest owned by Microsoft in Tu-Ka Cellular Tokyo, Inc. and Tu-Ka Cellular Tokai, Inc. ("Tu-Ka") on or about February 25, 2005. The Company will pay approximately $24 million (approximately ¥2,500 million) to Microsoft, approximately ¥972 million to LMI and approximately ¥940 million to SC for their respective Chofu or Tu-Ka shares. Consideration for J:COM Chofu shares will be in cash at closing, and the Tu-Ka shares will be transferred in exchange for a non-interest-bearing promissory note to Microsoft that is payable 5 business days after a successful IPO in Japan by the Company.

INDEPENDENT AUDITORS' REPORT

To the Shareholders and the Board of Directors of Jupiter Telecommunications Co., Ltd. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Jupiter Telecommunications Co., Ltd. (a Japanese corporation) and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jupiter Telecommunications Co., Ltd. and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1(d) to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets", effective January 1, 2002.

KPMG AZSA & Co.

Tokyo, Japan
February 14, 2005

OTHER INFORMATION

Corporate Information (As of Dec. 31, 2004)

Headquarters:	Shiba NBF Tower, 1-1-30 Shiba Daimon, Minato-ku, Tokyo, 105-0012, Japan
Date of Establishment:	January 18, 1995
Paid-in Capital:	78.1 billion yen
Number of Shares Outstanding:	5,146,074.74
Number of Employees:	2,743

*The number of employees is the total for all the consolidated companies based on U.S. GAAP.

Stock Information

Stock Listing: Jasdaq Securities Exchange
Code: 4817

Major Shareholders (As of Feb. 28, 2005)

	Percentage of Total Issued Shares (%)
LMI/Sumisho Super Media, LLC	65.2
Microsoft Group	19.5
Sumitomo Corporation	12.3
Matsushita Electric Industrial Co., Ltd.	1.5
Mitsui & Co., Ltd.	1.5

Organization Chart (As of Feb. 1, 2005)



Shareholders Meeting
Board of Directors
Management Steering Committee
Board Of Corporate Auditors
Senior Advisor
President & CEO
Special Advisor in charge of Corporate Planning & Administration and Finance & Accounting
Advisor
Internal Auditing Dept.
Public Relations Dept.
EVP, Corporate Planning & Administration
Human Resources Dept.
Corporate Legal Dept.
Administration Dept.
Corporate Planning Dept.
Managing Director & CFO
Financial Planning & Analysis Dept.
General Accounting Dept.
Accounting Controlling Dept.
Treasury Dept.
IR Office
EVP & COO
SVP, Business Development
Business Development Dept.
SVP, Marketing
Marketing Dept.
Sales Dept.
Customer Care & Operations Dept.
SVP, AIT & Billing.
AIT & Billing Operations Dept.
AIT & Billing Dept.
SVP, Engineering
Procurement Dept.
Network Planning and Construction Dept.
Engineering and Technical Operation Dept.
Network Management Dept.
New Technology Dept.

EVP: Executive Vice President SVP: Senior Vice President

J:COM Group

(As of Feb. 28, 2005)

		Name	Paid-in Capital (Yen in millions)	Percentage of voting rights directly or indirectly owned by us (%)
Managed Franchises				
Cable Television Services	Consolidated	J:COM Tokyo Co.,Ltd.	10,075	80.24
		Kisarazu Cable Television Co.,Ltd.[*1]	1,800	82.41
		J:COM Gunma Co.,Ltd.	1,102	99.81
		Cable Vision 21 Inc.	2,767	97.95
		J:COM Kita Kyushu Co.,Ltd.	1,801	84.29
		Hokusetsu Cable Net Co.,Ltd.	2,000	55.00
		Tsuchiura Cable Television Co.,Ltd.	1,500	70.33
		Urawa Cable Television Network Co.,Ltd.	1,600	50.10
		J:COM Kansai Co.,Ltd.	15,500	83.99
		J:COM Shonan Co.,Ltd.	5,772	79.49
		Cable Net Kobe Ashiya Co.,Ltd.	2,900	52.62
		Media Saitama Co.,Ltd.	2,993	59.03
		Cable Network Yachiyo Co.,Ltd.[*1]	1,600	92.50
		Super Network U Inc.[*1]	3,395	59.09
		J:COM Kanto Co.,Ltd.	30,004	100.00
		J:COM Sapporo Co.,Ltd.	8,800	83.13[*2]
		J:COM Chofu Co.,Ltd.	2,525	92.09
	Affiliate	Fukuoka Cable Network Co.,Ltd.	2,000	45.00
		Cable Net Shimonoseki Co.,Ltd.	1,000	50.00
Non-managed Franchises and Others				
Internet Services	Consolidated	@NetHome Co.,Ltd.	7,800	100.00
Cable Construction Services	Consolidated	Cable Systems Engineering Corporation	490	100.00
Internet Services	Affiliate	Kansai Multimedia Services Co.,Ltd.	2,000	25.75
Video Programming Services	Affiliate	Jupiter VOD Co.,Ltd.	490	50.00
Cable Television Services	Affiliate	Cable Television Kobe Inc.	2,000	20.44
Cable Television Services	Affiliate	Green City Cable TV Corporation	1,000	20.00

Notes: 1. Kisarazu Cable Television Co., Ltd., Cable Network Yachiyo Co., Ltd. and Super Network U Inc. has passed a resolution at their respective General Shareholders' Meeting held on February 25, 2005 to merge on a equal basis. The new company will start as J:COM Chiba Co., Ltd. from April 1, 2005.

2. J:COM Sapporo Co., Ltd. is our sub-subsidiary company, and the percentage of voting rights shows our indirect ownership ratio.

Jupiter Telecommunications Co.,Ltd.

Shiba NBF Tower, 1-1-30 Shiba Daimon, Minato-ku, Tokyo 105-0012 Japan
T : +81-3-6765-8158 (IR Office) F : +81-3-6765-8094 www.jcom.co.jp